FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Management Report - U.S. GAAP

2.	Auditors’ Report - KPMG Letter for U.S. GAAP

3.	Financial Statements - U.S. GAAP

4.	Management’s Discussion and Analysis - US GAAP

5.	Management Report - Canadian GAAP

6.	Auditors’ Report - KPMG Letter for Canadian GAAP

7.	Financial Statements - Canadian GAAP

8.	Management’s Discussion and Analysis - Canadian GAAP

9.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

10.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

      The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

      Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

      The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company’s consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

      These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 25, 2005

(s) Serge Pharand
Vice-President and Corporate Comptroller

January 25, 2005

AUDITORS' REPORT

To the Board of Directors of
Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2004 and 2003 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with generally accepted accounting principles in the United States.

On January 25, 2005, we reported separately to the shareholders of the Company on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
January 25, 2005

Consolidated Statement of Income	U.S. GAAP

In millions, except per share data	Year ended December 31,	2004	2003	2002

Revenues
Petroleum and chemicals		$1,123	$1,058	$1,102
Metals and minerals		713	527	521
Forest products		1,452	1,284	1,323
Coal		284	261	326
Grain and fertilizers		1,053	938	986
Intermodal		1,117	1,101	1,052
Automotive		510	525	591
Other items		296	190	209

Total revenues		6,548	5,884	6,110

Operating expenses
Labor and fringe benefits		1,819	1,698	1,837
Purchased services and material		746	703	778
Depreciation and amortization		598	554	584
Fuel		528	469	459
Equipment rents		244	293	346
Casualty and other (Note 2)		445	390	637

Total operating expenses		4,380	4,107	4,641

Operating income		2,168	1,777	1,469
Interest expense (Note 14)		(294)	(315)	(361)
Other income (loss) (Note 15)		(20)	21	76

Income before income taxes and cumulative effect of change
in accounting policy		1,854	1,483	1,184
Income tax expense (Note 16)		(596)	(517)	(384)

Income before cumulative effect of change
in accounting policy		1,258	966	800
Cumulative effect of change in accounting policy
(net of applicable taxes) (Note 2)		-	48	-

Net income		$1,258	$1,014	$800

Basic earnings per share (Note 18)
Income before cumulative effect of change in accounting policy		$4.41	$3.38	$2.71
Net income		$4.41	$3.54	$2.71

Diluted earnings per share (Note 18)
Income before cumulative effect of change in accounting policy		$4.34	$3.33	$2.65
Net income		$4.34	$3.49	$2.65

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income	U.S. GAAP

In millions	Year ended December 31,	2004	2003	2002

Net income		$1,258	$1,014	$800

Other comprehensive income (loss) (Note 21) :

Unrealized foreign exchange gain on translation of U.S. dollar denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries		326	754	51
Unrealized foreign exchange loss on translation of the net investment in foreign operations		(428)	(1,101)	(40)
Unrealized holding gain on fuel derivative instruments (Note 20)		54	8	68
Realized gain on settlement of interest rate swaps (Note 20)		12	-	-
Minimum pension liability adjustment (Note 13)		8	7	(20)

Other comprehensive income (loss) before income taxes		(28)	(332)	59
Income tax (expense) recovery on other comprehensive income (loss)		9	106	(20)

Other comprehensive income (loss)		(19)	(226)	39

Comprehensive income		$1,239	$788	$839

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet	U.S. GAAP

In millions	December 31,	2004	2003

Assets
Current assets:
Cash and cash equivalents		$147	$130
Accounts receivable (Note 4)		793	529
Material and supplies		127	120
Deferred income taxes (Note 16)		364	125
Other		279	223

		1,710	1,127
Properties (Note 5)		19,715	18,305
Intangible and other assets (Note 6)		940	905

Total assets		$22,365	$20,337

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,605	$1,421
Current portion of long-term debt (Note 10)		578	483
Other		76	73

		2,259	1,977
Deferred income taxes (Note 16)		4,723	4,550
Other liabilities and deferred credits (Note 9)		1,513	1,203
Long-term debt (Note 10)		4,586	4,175

Shareholders’ equity:
Common shares (Note 11)		4,706	4,664
Accumulated other comprehensive loss (Note 21)		(148)	(129)
Retained earnings		4,726	3,897

		9,284	8,432

Total liabilities and shareholders’ equity		$22,365	$20,337

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity	U.S. GAAP

In millions	Issued and outstanding common shares	Common shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity

Balances December 31, 2001	289.1	$4,442	$58	$2,988	$7,488
Net income	-	-	-	800	800
Stock options exercised (Notes 11, 12)	2.7	75	-	-	75
Conversion of convertible preferred securities (Note 11)	9.0	340	-	-	340
Share repurchase program (Note 11)	(4.5)	(72)	-	(131)	(203)
Other comprehensive income (Note 21)	-	-	39	-	39
Dividends ($0.57 per share)	-	-	-	(170)	(170)

Balances December 31, 2002	296.3	4,785	97	3,487	8,369
Net income	-	-	-	1,014	1,014
Stock options exercised and other (Notes 11, 12)	2.9	122	-	-	122
Share repurchase program (Note 11)	(15.0)	(243)	-	(413)	(656)
Other comprehensive loss (Note 21)	-	-	(226)	-	(226)
Dividends ($0.67 per share)	-	-	-	(191)	(191)

Balances December 31, 2003	284.2	4,664	(129)	3,897	8,432
Net income	-	-	-	1,258	1,258
Stock options exercised and other (Notes 11, 12)	2.9	108	-	-	108
Share repurchase program (Note 11)	(4.0)	(66)	-	(207)	(273)
Other comprehensive loss (Note 21)	-	-	(19)	-	(19)
Dividends ($0.78 per share)	-	-	-	(222)	(222)

Balances December 31, 2004	283.1	$4,706	$(148)	$4,726	$9,284

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows	U.S. GAAP

In millions	Year ended December 31,	2004	2003	2002

Operating activities
Net income		$1,258	$1,014	$800
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization		602	560	591
Deferred income taxes (Note 16)		366	411	272
Equity in earnings of English Welsh and Scottish Railway (Note 15)		4	(17)	(33)
Charge to increase U.S. personal injury and other
claims liability (Note 2)		-	-	281
Workforce reduction charge (Note 9)		-	-	120
Cumulative effect of change in accounting policy (Note 2)		-	(48)	-
Other changes in:
Accounts receivable		(233)	153	(80)
Material and supplies		10	(3)	-
Accounts payable and accrued charges		5	(96)	(154)
Other net current assets and liabilities		21	(29)	(18)
Other		106	31	(167)

Cash provided from operating activities		2,139	1,976	1,612

Investing activities
Net additions to properties		(1,072)	(1,043)	(938)
Acquisition of BC Rail (Note 3)		(984)	-	-
Acquisition of GLT (Note 3)		(547)	-	-
Other, net		192	(32)	14

Cash used by investing activities		(2,411)	(1,075)	(924)

Dividends paid		(222)	(191)	(170)

Financing activities
Issuance of long-term debt		8,277	4,109	3,146
Reduction of long-term debt		(7,579)	(4,141)	(3,558)
Issuance of common shares (Note 11)		86	83	69
Repurchase of common shares (Note 11)		(273)	(656)	(203)

Cash provided from (used by) financing activities		511	(605)	(546)

Net increase (decrease) in cash and cash equivalents		17	105	(28)
Cash and cash equivalents, beginning of year		130	25	53

Cash and cash equivalents, end of year		$147	$130	$25

Supplemental cash flow information
Net cash receipts from customers and other		$6,501	$6,022	$6,285
Net cash payments for:
Employee services, suppliers and other expenses		(3,628)	(3,262)	(3,784)
Interest (Note 14)		(282)	(325)	(398)
Workforce reductions (Note 9)		(93)	(155)	(177)
Personal injury and other claims (Note 19)		(106)	(126)	(156)
Pensions (Note 13)		(161)	(92)	(93)
Income taxes (Note 16)		(92)	(86)	(65)

Cash provided from operating activities		$2,139	$1,976	$1,612

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	U.S. GAAP

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under Canadian generally accepted accounting principles (Canadian GAAP) are quantified and explained in Note 22 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail for which the Company acquired control and consolidated effective May 10, 2004 and July 14, 2004, respectively. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (Note 21).

The Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

      The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

     Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	4%

      The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through recent acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)	the expected long-term return on pension fund assets, and

(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

      The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

      The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

      In the U.S., the Company accrues the expected cost for personal injury claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

O. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, as explained in Note 2 – Accounting changes. The Company follows the intrinsic value method for cash settled awards.

      Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional awards, in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Year ended December 31,	2004	2003	2002

Net income, as reported (in millions)	$1,258	$1,014	$800
Add (deduct) compensation cost, net of applicable taxes, determined under:
Fair value method for all awards granted after Jan. 1, 2003 (SFAS No. 123)	38	10	-
Intrinsic value method for performance-
based awards granted prior to 2003 (APB 25)	9	13	9
Fair value method for all awards (SFAS No. 123)	(78)	(53)	(45)

Pro forma net income (in millions)	$1,227	$984	$764

Basic earnings per share, as reported	$4.41	$3.54	$2.71
Basic earnings per share, pro forma	$4.30	$3.43	$2.59

Diluted earnings per share, as reported	$4.34	$3.49	$2.65
Diluted earnings per share, pro forma	$4.23	$3.39	$2.53

      Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31,	2004	(1)	2003	2002

Expected option life (years)	-		5.0	7.0
Risk-free interest rate	-		4.12%	5.79%
Expected stock price volatility	-		30%	30%
Average dividend per share	-		$0.67	$0.57

Year ended December 31,	2004	(1)	2003	2002

Weighted average fair value of
options granted	$-		$11.88	$20.65

      (1) The Company did not grant any stock option awards in 2004.

Q. Recent accounting pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value and recognizing the expense over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. This standard is effective as of the beginning of the first interim reporting period after June 15, 2005. The Company has elected to apply the modified prospective approach, which requires compensation cost to be recognized for unvested awards based on their grant-date fair value. Pursuant to the application of this standard, stock-based compensation expense for the second half of 2005 will increase by approximately $10 million for awards outstanding at December 31, 2004.

2 Accounting changes

2003

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of the FASB’s SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and

Notes to Consolidated Financial Statements	U.S. GAAP

2 Accounting changes (continued)

other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

      Had the Company applied this accounting policy retroactively to 2002, pro forma net income and earnings per share would have been as follows:

	Year ended December 31,	2002

Net income, as reported (in millions)		$800
Effect of SFAS No. 143		6

Pro forma net income (in millions)		$806

Basic earnings per share, as reported		$2.71
Basic earnings per share, pro forma		$2.73

Diluted earnings per share, as reported		$2.65
Diluted earnings per share, pro forma		$2.67

Stock-based compensation

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company elected to prospectively apply this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. Prior to 2003, the Company accounted for stock-based compensation in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional awards.

      In 2003, the Company granted 3.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option-pricing model. For the year ended December 31, 2003, the Company recorded compensation cost of $23 million, of which $10 million ($0.03 per basic and diluted share) was related to the change in policy. For the year ended December 31, 2002, the Company recorded compensation cost of $9 million.

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, for the year ended December 31, 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

      Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims was accrued to the extent they were reasonably estimable.

      Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

      In 2002, the Company’s U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

      On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

      On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting as required by SFAS No.141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and

Notes to Consolidated Financial Statements	U.S. GAAP

3 Acquisitions (continued)

transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition, which is subject to a final valuation, the impact of which, is not expected to have a material effect on the results of operations.

In millions	July 14, 2004

Current assets	$202
Deferred income taxes	397
Properties	620
Other assets	3

Total assets acquired	1,222

Current liabilities	76
Other liabilities and deferred credits	142
Long-term debt	13

Total liabilities assumed	231

Net assets acquired	$991

Great Lakes Transportation LLC’s Railroads and Related Holdings

      In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

      As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

      On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting. As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of GLT’s assets acquired and liabilities assumed at acquisition, which is subject to a final valuation, the impact of which, is not expected to have a material effect on the results of operations.

In millions	May 10, 2004

Current assets	$67
Properties	977
Intangible and other assets	87

Total assets acquired	1,131

Current liabilities	64
Deferred income taxes	290
Other liabilities and deferred credits	230

Total liabilities assumed	584

Net assets acquired	$547

If the Company had acquired BC Rail and GLT on January 1, 2003, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire BC Rail and GLT and their respective net assets (based on preliminary estimates of the fair values of BC Rail’s and GLT’s assets and liabilities), revenues, income before cumulative effect of change in accounting policy, net income, basic and diluted earnings per share for the year ended December 31, 2004 and 2003 would have been as follows:

	Year ended December 31,

In millions, except per share data	2004	2003

Revenues	$6,773	$6,428
Income before cumulative effect of
change in accounting policy	$1,272	$1,026
Net income	$1,272	$1,077

Basic earnings per share
Income before cumulative effect of
change in accounting policy	$4.46	$3.58
Net income	$4.46	$3.76

Diluted earnings per share
Income before cumulative effect of
change in accounting policy	$4.39	$3.53
Net income	$4.39	$3.70

The pro forma figures for both BC Rail and GLT do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Notes to Consolidated Financial Statements	U.S. GAAP

4 Accounts receivable

In millions	December 31,	2004	2003

Freight
Trade		$414	$252
Accrued		93	55
Non-freight		356	277

		863	584
Provision for doubtful accounts		(70)	(55)

		$793	$529

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income included $9 million in each of 2004, 2003 and 2002, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

5 Properties

In millions	December 31, 2004			December 31, 2003

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Track, roadway and land	$21,524	$6,300	$15,224	$20,613	$6,122	$14,491
Rolling stock	4,336	1,549	2,787	3,942	1,498	2,444
Buildings	2,009	877	1,132	1,867	918	949
Other	1,078	506	572	921	500	421

	$28,947	$9,232	$19,715	$27,343	$9,038	$18,305

Capital leases included in properties
Track and roadway	$395	$5	$390	$41	$2	$39
Rolling stock	1,155	241	914	1,213	260	953
Buildings	113	7	106	24	4	20
Other	119	9	110	105	8	97

	$1,782	$262	$1,520	$1,383	$274	$1,109

6 Intangible and other assets

In millions	December 31,	2004	2003

Prepaid benefit cost (Note 13)		$515	$411
Investments (A)		166	367
Intangible assets (B)		69	-
Deferred receivables		77	69
Note receivable from EWS		57	-
Unamortized debt issue costs		35	35
Other		21	23

		$940	$905

A. Investments

As at December 31, 2004, the Company had $157 million ($356 million at December 31, 2003) of investments accounted for under the equity method and $9 million ($11 million at December 31, 2003) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2004, the Company owned approximately 32% of EWS, a company which provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2004, the excess of the Company’s share

Notes to Consolidated Financial Statements	U.S. GAAP

6 Intangible and other assets (continued)

of the book value of EWS’ net assets over the carrying value of the investment was not significant.

      On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and a note receivable of £23.9 million (Cdn$58 million) from EWS. The note receivable is due in 2009, carries interest at 8% and is redeemable in whole or in part at any time by EWS, at the principal amount together with accrued but unpaid interest up to the date of repayment.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through the GLT acquisition.

7 Credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005, which it intends to renew before such date. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. The Company has been in compliance with these financial covenants. The Company's borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 at an average interest rate of 1.49% were entirely repaid in the first quarter of 2004. At December 31, 2004, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$108 million) at an average interest rate of 2.77% and letters of credit drawn of $342 million.

      The Company’s commercial paper program is backed by its revolving credit facility. As at December 31, 2004, the Company had U.S.$211 million (Cdn$254 million) of commercial paper outstanding at an average interest rate of 2.37%, compared to no commercial paper outstanding as at December 31, 2003.

8 Accounts payable and accrued charges

In millions	December 31,	2004	2003

Trade payables		$491	$444
Income and other taxes		310	270
Payroll-related accruals		259	205
Accrued charges		179	131
Accrued interest		106	94
Personal injury and other claims provision		118	123
Workforce reduction provisions		90	89
Other		52	65

		$1,605	$1,421

9 Other liabilities and deferred credits

In millions	December 31,	2004	2003

Personal injury and other claims
provision, net of current portion		$524	$467
Workforce reduction provisions,
net of current portion (A)		149	136
Accrual for post-retirement benefits
other than pensions (B)		284	139
Accrued benefit cost for
pensions (Note 13)		156	126
Environmental reserve, net of current
portion		93	62
Additional minimum pension
liability (Note 13)		22	30
Deferred credits and other		285	243

		$1,513	$1,203

A. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next five years. In 2004, liabilities assumed through recent acquisitions and other charges and adjustments increased the provisions by $107 million. Payments have reduced the provisions by $93 million for the year ended December 31, 2004 ($155 million for the year ended December 31, 2003). As at December 31, 2004, the aggregate provisions, including the current portion, amounted to $239 million ($225 million as at December 31, 2003).

      In 2002, the Company had announced 1,146 job reductions in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. Reductions relating to this charge were completed in 2003.

Notes to Consolidated Financial Statements	U.S. GAAP

9 Other liabilities and deferred credits (continued)

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,	2004	2003

Benefit obligation at beginning of year		$309	$311
Acquisition of GLT and BC Rail		151	-
Amendments		(12)	8
Actuarial (gain) loss		(111)	29
Interest cost		17	18
Service cost		8	5
Foreign currency changes		(25)	(44)
Benefits paid		(18)	(18)

Benefit obligation at end of year		$319	$309

The Company uses a measurement date of September 30 for its U.S. plans and December 31 for its Canadian plans.

(ii) Funded status

In millions	December 31,	2004	2003

Unfunded benefit obligation at end of year		$319	$309
Unrecognized net actuarial gain (loss)		6	(112)
Unrecognized prior service cost		(16)	(33)

Accrued benefit cost for post-retirement
benefits other than pensions
(Including current portion)		$309	$164

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2004	2003	2002

Interest cost		$17	$18	$15
Service cost		8	5	4
Amortization of prior service cost		3	3	3
Recognized net actuarial loss		1	7	3

Net periodic benefit cost		$29	$33	$25

(iv) Weighted-average assumptions

December 31,	2004	2003	2002

To determine benefit obligation
Discount rate	5.90%	6.00%	6.69%
Rate of compensation increase	3.75%	3.75%	4.00%

To determine net periodic benefit cost
Discount rate	6.00%	6.69%	7.14%
Rate of compensation increase	3.75%	4.00%	4.00%

(v)  For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 14% for 2005 and 15% for 2004. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

      A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$2	$(2)
Effect on benefit obligation	28	(24)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated post-retirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

(vi)  The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2005	$20
2006	21
2007	22
2008	22
2009	23
Years 2010 to 2014	130

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt

			Currency
			in which	December 31,
In millions		Maturity	payable	2004	2003

Debentures and notes: (A)
Canadian National series:
7.00%	10-year notes	March 15, 2004	U.S.$	$-	$344
6.45%	Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	301	324
4.25%	5-year notes (C)	August 1, 2009	U.S.$	361	-
6.38%	10-year notes (C)	Oct. 15, 2011	U.S.$	482	518
4.40%	10-year notes (C)	March 15, 2013	U.S.$	482	518
6.80%	20-year notes (C)	July 15, 2018	U.S.$	241	259
7.63%	30-year debentures	May 15, 2023	U.S.$	181	194
6.90%	30-year notes (C)	July 15, 2028	U.S.$	572	615
7.38%	30-year debentures (C)	Oct. 15, 2031	U.S.$	241	259
6.25%	30-year notes (C)	August 1, 2034	U.S.$	602	-
Illinois Central series:
7.75%	10-year notes	May 1, 2005	U.S.$	120	129
6.98%	12-year notes	July 12, 2007	U.S.$	60	65
6.63%	10-year notes	June 9, 2008	U.S.$	24	26
5.00%	99-year income debentures	Dec. 1, 2056	U.S.$	9	10
7.70%	100-year debentures	Sep. 15, 2096	U.S.$	151	162
Wisconsin Central series:
6.63%	10-year notes	April 15, 2008	U.S.$	181	194

				4,008	3,617
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)		July 14, 2094	CDN$	843	-

Total debentures and notes				4,851	3,617

Other:
Revolving credit facility (A) (Note 7)			U.S.$	108	233
Commercial paper (E) (Note 7)			U.S.$	254	-
Capital lease obligations and other (F)			Various	805	822

Total other				1,167	1,055

				6,018	4,672
Less:
Current portion of long-term debt				578	483
Net unamortized discount				854	14

				1,432	497

				$4,586	$4,175

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt (continued)

D. The Company records these notes as a discounted debt of $5 million, using an imputed interest rate of 5.75% . The discount of $838 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. At December 31, 2004, the amounts outstanding under both the revolving credit facility and the commercial paper program have been presented as short-term debt given the maturity in December 2005 of the revolving credit facility. During 2003, the commercial paper debt was due within one year but was classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility.

F. Interest rates for the capital leases range from approximately 2.23% to 13.13% with maturity dates in the years 2005 through 2025. The imputed interest on these leases amounted to $342 million as at December 31, 2004 and $395 million as at December 31, 2003.

      The capital lease obligations are secured by properties with a net carrying amount of $1,080 million as at December 31, 2004 and $1,110 million as at December 31, 2003.

      During 2004, the Company recorded $160 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($47 million in 2003). An equivalent amount was recorded in debt.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2004, for the next five years and thereafter, are as follows:

In millions

2005	$578
2006	376
2007	154
2008	230
2009	427
2010 and thereafter	3,399

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2004 is U.S.$4,022 million (Cdn$4,845 million) and U.S.$3,273 million (Cdn$4,236 million) as at December 31, 2003.

I. The Company has U.S. $200 million available under its currently effective shelf prospectus and registration statement providing for the issuance of debt securities in one or more offerings.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2004, the Company issued 2.9 million shares (2.9 million shares in 2003 and 2.7 million shares in 2002) related to stock options exercised. The total number of common shares issued and outstanding was 283.1 million as at December 31, 2004.

      In 2002, the Company issued 9.0 million common shares related to the conversion of the Company’s convertible preferred securities.

C. Convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$25.65 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 9.0 million common shares of the Company.

      In 1999, the Company had issued 6.9 million 5.25% Securities due on June 30, 2029, at U.S.$33.33 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$25.65 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2004, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

      The Company’s previous share repurchase program initiated in 2002 allowed for the repurchase of up to 19.5 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. By October 2003, the Company had completed its program, repurchasing 19.5 million common shares for $859 million, at an average price of $44.04 per share (15.0 million and 4.5 million shares in 2003 and 2002, respectively).

Notes to Consolidated Financial Statements	U.S. GAAP

11 Capital stock and convertible preferred securities (continued)

E. Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

Employee share investment plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2004 was 10,073 employees (8,894 at December 31, 2003 and 8,911 at December 31, 2002). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 723,663 in 2004, 855,210 in 2003 and 746,189 in 2002, resulting in a pre-tax charge to income of $11 million, $8 million and $9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-based plans

Compensation cost for awards under all stock-based plans was $65 million, $23 million and $9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

A. Restricted share units

In 2004, the Company granted approximately 1.2 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2006. If specified targets related to the Company’s 20-day average share price are attained during any period ending on or after December 31, 2005, payout can be accelerated. For the year ended December 31, 2004, the Company recorded compensation cost of $36 million for RSUs.

B. Mid-term incentive share unit plan

The mid-term incentive share unit plan, approved by the Board of Directors in 2001, entitled designated senior management employees to receive payout on June 30, 2004. The share units vested conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. On June 30, 2004, upon the partial attainment of these targets, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date. For the year ended December 31, 2003, the Company recorded compensation cost of $7 million related to the plan and no compensation cost was recorded for 2002.

C. Voluntary incentive deferral plan

The Company has a voluntary incentive deferral plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). For each participant, the Company will grant 25% of DSUs, which will vest over a period of 4 years. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. The value of each participant’s DSUs is payable in cash at the time of cessation of employment.

      At December 31, 2004, the total liability under the VIDP was $22 million, representing 354,745 units outstanding under the plan. For the year ended December 31, 2004, the Company recognized an expense of $7 million related to the plan.

D. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2004, an additional 1.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2004 were 8.9 million, 1.3 million and 2.9 million, respectively.

      Changes in the Company’s stock options are as follows:

	Number of options	Weighted- average exercise price

	In millions

Outstanding at December 31, 2001 (1)	14.9	$29.08
Granted	4.8	$51.19
Canceled and expired	(0.3)	$37.99
Exercised	(2.7)	$26.11

Outstanding at December 31, 2002 (1)	16.7	$35.67
Granted	3.0	$40.95
Canceled and expired	(0.6)	$45.11
Exercised	(2.9)	$26.60

Outstanding at December 31, 2003 (1)	16.2	$37.16
Granted	-	-
Canceled and expired	(0.2)	$42.58
Exercised	(2.9)	$28.70

Outstanding at December 31, 2004 (1)	13.1	$38.85

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

      Stock options outstanding and exercisable as at December 31, 2004 were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$9.00–$16.02	0.2	1	$15.40	0.2	$15.40
$18.13–$27.08	1.6	4	$23.33	1.6	$23.33
$27.31–$33.35	4.1	5	$32.10	3.3	$31.82
$37.17–$49.21	3.1	8	$40.98	1.1	$41.03
$51.05–$58.44	4.1	7	$51.19	2.0	$51.20

Balance at December 31, 2004 (1)	13.1	6	$38.85	8.2	$35.55

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

At December 31, 2003 and 2002, the Company had 7.5 million and 7.4 million options exercisable at a weighted-average exercise price of $31.39 and $29.34, respectively.

Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2003 was determined using the fair value based approach in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,“ as amended by SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure,“ as explained in Note 2 – Accounting changes. Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards, in accordance with APB 25, “Accounting for Stock

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

Issued to Employees,” and related interpretations. Compensation cost recognized for stock option awards was $9 million, $16 million and $9 million in 2004, 2003 and 2002, respectively. Disclosures required under the fair value measurement and recognition method for awards under all plans, as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as well as the assumptions used to calculate compensation cost related to stock option awards are presented in Note 1 – Summary of significant accounting policies.

13 Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Pension Plan), unless otherwise specified.

Description of Pension Plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Pension Plan.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2003 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $120 million in each of 2005, 2006 and 2007 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Pension Plan have a fair market value of $12,256 million as at December 31, 2004 ($11,573 million at December 31, 2003). The Pension Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2004 and 2003, by asset category are as follows:

Plan assets by category

	Target	December 31,
	Allocation	2004	2003

Equity securities	53%	56%	56%
Debt securities	40%	34%	38%
Real estate	4%	3%	3%
Other	3%	7%	3%

	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries.

Weighted-average assumptions

December 31,	2004	2003	2002

To determine benefit obligation
Discount rate	5.75%	6.00%	6.50%
Rate of compensation increase	3.75%	3.75%	4.00%

To determine net periodic benefit cost
Discount rate	6.00%	6.50%	6.50%
Rate of compensation increase	3.75%	4.00%	4.00%
Expected return on plan assets	8.00%	8.00%	9.00%

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans:

(a) Change in benefit obligation

In millions	Year ended December 31,	2004	2003

Benefit obligation at beginning of year		$12,020	$11,376
Acquisition of GLT and BC Rail		684	-
Interest cost		733	720
Actuarial loss		349	482
Service cost		124	103
Plan participants’ contributions		55	60
Foreign currency changes		(23)	(26)
Benefit payments and transfers		(805)	(695)

Benefit obligation at end of year		$13,137	$12,020

(b) Change in plan assets

In millions	Year ended December 31,	2004	2003

Fair value of plan assets at beginning of year		$11,671	$11,182
Acquisition of GLT and BC Rail		611	-
Employer contributions		165	90
Plan participants’ contributions		55	60
Foreign currency changes		(15)	(15)
Actual return on plan assets		1,371	1,049
Benefit payments and transfers		(805)	(695)

Fair value of plan assets at end of year		$13,053	$11,671

(c) Funded status

In millions	Year ended December 31,	2004	2003

Deficiency of fair value of plan assets
over benefit obligation at end of year (1)		$(84)	$(349)
Unrecognized net actuarial loss (1)		368	540
Unrecognized prior service cost		75	94

Net amount recognized		$359	$285

(1) Subject to future reduction for gain sharing under the terms of the plan

(d) Amount recognized in the Consolidated Balance Sheet

In millions	Year ended December 31,	2004	2003

Prepaid benefit cost (Note 6)		$515	$411
Accrued benefit cost (Note 9)		(156)	(126)
Additional minimum pension liability (Note 9)		(22)	(30)
Accumulated other comprehensive loss
(Note 21)		22	30

Net amount recognized		$359	$285

(e) Additional information

In millions	Year ended December 31,	2004	2003	2002

Adjustment to minimum pension
liability as a component of other
comprehensive income (loss)		$8	$7	$(20)

The accumulated benefit obligation for all defined benefit pension plans was $12,450 million and $11,381 million at December 31, 2004 and 2003, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $98 million, $93 million, and $86 million, respectively, as at December 31, 2004, and $103 million, $98 million, and $74 million, respectively, as at December 31, 2003.

(f) Components of net periodic benefit cost

In millions	Year ended December 31,	2004	2003	2002

Service cost		$124	$103	$108
Interest cost		733	720	722
Amortization of net transition obligation		-	19	20
Amortization of prior service cost		19	22	22
Expected return on plan assets		(857)	(819)	(874)
Recognized net actuarial loss		3	4	2

Net periodic benefit cost		$22	$49	$-

(g) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2005	$957
2006	821
2007	845
2008	869
2009	893
Years 2010 to 2014	4,760

Notes to Consolidated Financial Statements	U.S. GAAP

14 Interest expense

In millions	Year ended December 31,	2004	2003	2002

Interest on debt and capital leases		$294	$316	$361
Interest income		-	(1)	-

		$294	$315	$361

Cash interest payments		$282	$325	$398

15 Other income (loss)

In millions	Year ended December 31,	2004	2003	2002

Gain on disposal of properties		$32	$56	$41
Equity in earnings of English Welsh
and Scottish Railway (Note 6)		(4)	17	33
Investment income		5	1	18
Foreign exchange gain (loss)		(2)	(3)	12
Net real estate costs		(18)	(19)	(15)
Other		(33)	(31)	(13)

		$(20)	$21	$76

16 Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2004	2003	2002

Federal tax rate		22.1%	24.1%	26.1%
Income tax expense at the statutory
Federal tax rate		$(410)	$(358)	$(309)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(263)	(199)	(140)
Deferred income tax adjustments
due to rate enactments		5	(79)	-
Gain on disposals and dividends		10	11	6
Adjustments to prior years' income taxes (1)		11	44	-
Other		51	64	59

Income tax expense		$(596)	$(517)	$(384)

Cash payments for income taxes		$92	$86	$65

(1) Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2004	2003	2002

Income before income taxes (1)
Canada		$1,501	$1,322	$1,101
U.S.		353	161	83

		$1,854	$1,483	$1,184

Current income taxes
Canada		$(222)	$(94)	$(130)
U.S.		(8)	(12)	18

		$(230)	$(106)	$(112)

Deferred income taxes
Canada		$(244)	$(377)	$(221)
U.S.		(122)	(34)	(51)

		$(366)	$(411)	$(272)

(1) Before cumulative effect of change in accounting policy.

      Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2004	2003

Deferred income tax assets
Workforce reduction provisions		$86	$81
Personal injury claims and other reserves		197	254
Post-retirement benefits		115	61
Losses and tax credit carryforwards		278	81

		676	477

Deferred income tax liabilities
Net prepaid benefit cost for pensions		121	102
Properties and other		4,914	4,800

		5,035	4,902

Total net deferred income tax liability		$4,359	$4,425

Total net deferred income tax liability
Canada		$1,349	$1,527
U.S.		3,010	2,898

		$4,359	$4,425

Total net deferred income tax liability		$4,359	$4,425
Net current deferred income tax asset		364	125

Long-term deferred income tax liability		$4,723	$4,550

Notes to Consolidated Financial Statements	U.S. GAAP

16 Income taxes (continued)

      It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2004, the Company had $794 million of operating loss carryforwards, mainly resulting from the BC Rail acquisition, available to reduce future taxable income expiring between 2005 and 2023.

      The Company recognized tax credits of $4 million in 2004 for research and development expenditures ($15 million in 2003 and $9 million in 2002) not previously recognized, which reduced the cost of properties.

17 Segmented information

The Company operates in one business segment with operations in Canada and the United States.

Information on geographic areas

In millions	Year ended December 31,	2004	2003	2002

Revenues
Canada		$4,126	$3,707	$3,726
U.S.		2,422	2,177	2,384

		$6,548	$5,884	$6,110

In millions	December 31,	2004	2003

Properties
Canada		$9,945	$8,934
U.S.		9,770	9,371

		$19,715	$18,305

18 Earnings per share

	Year ended December 31,	2004	2003	2002

Basic earnings per share
Income before cumulative effect
of change in accounting policy		$4.41	$3.38	$2.71
Cumulative effect of change in
accounting policy		-	0.16	-

Net income		$4.41	$3.54	$2.71

Diluted earnings per share
Income before cumulative effect
of change in accounting policy		$4.34	$3.33	$2.65
Cumulative effect of change in
accounting policy		-	0.16	-

Net income		$4.34	$3.49	$2.65

      The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2004	2003	2002

Net income		$1,258	$1,014	$800
Income impact on assumed conversion
of preferred securities (Note 11)		-	-	6

		$1,258	$1,014	$806

Weighted-average shares outstanding		285.1	286.8	295.0
Effect of dilutive securities and stock options		4.8	3.9	9.2

Weighted-average diluted shares outstanding		289.9	290.7	304.2

      For the years ended December 31, 2003 and 2002, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact was 6.0 million and 4.8 million, respectively. The 2003 and 2002 figures have been adjusted for the three-for-two common stock split (see Note 11(E)).

Notes to Consolidated Financial Statements	U.S. GAAP

19 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2004, the Company’s commitments under operating and capital leases were $992 million and $1,103 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2005	$206	$113
2006	194	106
2007	146	130
2008	116	52
2009	90	93
2010 and thereafter	240	609

	$992	1,103
Less: imputed interest on capital
leases at rates ranging from
approximately 2.23% to 13.13%		342

Present value of minimum lease payments
included in debt		$761

      Rent expense for operating leases was $242 million, $230 million and $269 million for the years ended December 31, 2004, 2003 and 2002, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $194 million. Furthermore, as at December 31, 2004, the Company had outstanding information technology service contracts of $18 million and agreements with fuel suppliers to purchase approximately 56% of its anticipated 2005 volume, 19% of its anticipated 2006 volume, and 2% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

      In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period.

      In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As at December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

      Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

Notes to Consolidated Financial Statements	U.S. GAAP

19 Major commitments and contingencies (continued)

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability at December 31, 2004 will be paid out over the next five years.

      In addition, related environmental capital expenditures were $13 million in 2004, $23 million in 2003 and $19 million in 2002. The Company expects to incur capital expenditures relating to environmental matters of approximately $20 million in 2005, $17 million in 2006 and $16 million in 2007.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2004, the maximum exposure in respect of these guarantees was $97 million, of which $8 million has been recorded. Of that amount, $6 million represents the expected cash outlay for such guarantees, while the remaining $2 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $439 million of which $359 million was for workers’ compensation and other employee benefits and $80 million was for equipment under leases and other. During 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at December 31, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with

Notes to Consolidated Financial Statements	U.S. GAAP

19 Major commitments and contingencies (continued)

these guarantees. The guarantee instruments mature at various dates between 2005 and 2007.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      In 2004 and 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at December 31, 2004, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

20 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

      The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2004. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, in the fourth quarter of 2004, the Company did not enter into any swap positions on crude and heating oil. At December 31, 2004, the Company had hedged approximately 50% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S. $0.89 per U.S. gallon.

      The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel and therefore, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the

Notes to Consolidated Financial Statements	U.S. GAAP

20 Financial instruments (continued)

derivative instruments has been recorded in Accumulated other comprehensive loss. The amounts in Accumulated other comprehensive loss will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount in Accumulated other comprehensive loss would be reclassified into income immediately.

      Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $112 million, $49 million, and $3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

      At December 31, 2004, Accumulated other comprehensive loss included an unrealized gain of $92 million, $62 million after tax ($38 million unrealized gain, $26 million after tax at December 31, 2003), of which $81 million relates to derivative instruments that will mature within the next year and are presented in Other current assets. The Company did not recognize any material gains or losses in 2004, 2003 and 2002 due to hedge ineffectiveness as the Company’s derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106% . The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. These derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. Beginning July 9, 2004, upon the issuance of debt, the realized gain of $12 million accumulated in other comprehensive income (loss) will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

      At December 31, 2004, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

(iv) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

      For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar denominated long-term debt are recorded in Accumulated other comprehensive loss.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

Notes to Consolidated Financial Statements	U.S. GAAP

20 Financial instruments (continued)

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2004 and 2003 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2004		December 31, 2003

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Investments	$166	$220	$367	$420

Financial liabilities
Long-term debt
(including current portion)	$5,164	$5,857	$4,658	$5,128

21 Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31, 2004

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on
translation of U.S. dollar denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$326	$(106)	$220

Unrealized foreign exchange loss
on translation of the net investment
in foreign operations	(428)	140	(288)

Unrealized holding gain on fuel
derivative instruments (Note 20)	54	(18)	36

Realized gain on settlement of interest
rate swaps (Note 20)	12	(4)	8

Minimum pension liability adjustment
(Note 13)	8	(3)	5

Other comprehensive loss	$(28)	$9	$(19)

In millions	Year ended December 31, 2003

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on
translation of U.S. dollar denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$754	$(245)	$509

Unrealized foreign exchange loss
on translation of the net investment
in foreign operations	(1,101)	358	(743)

Unrealized holding gain on fuel
derivative instruments (Note 20)	8	(2)	6

Minimum pension liability adjustment
(Note 13)	7	(3)	4

Deferred income tax (DIT) rate enactment	-	(2)	(2)

Other comprehensive loss	$(332)	$106	$(226)

Notes to Consolidated Financial Statements	U.S. GAAP

21 Other comprehensive income (loss) (continued)

In millions	Year ended December 31, 2002

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on
translation of U.S. dollar denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$51	$(17)	$34

Unrealized foreign exchange loss
on translation of the net investment
in foreign operations	(40)	13	(27)

Unrealized holding gain on fuel
derivative instruments (Note 20)	68	(23)	45

Minimum pension liability adjustment
(Note 13)	(20)	7	(13)

Other comprehensive income	$59	$(20)	$39

B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions

	Foreign exchange - U.S.$ debt	Foreign exchange - Net investment in foreign operations	Holding gain (loss) on fuel derivative instruments	Realized gain on settlement of interest rate swaps	Minimum pension liabilit y adjustment	DIT rate enactment	Accumulated other comprehensive income (loss)

Balance at January 1, 2002	$(221)	$347	$(25)	$-	$(11)	$(32)	$58
Period change	34	(27)	45	-	(13)	-	39

Balance at December 31, 2002	(187)	320	20	-	(24)	(32)	97
Period change	509	(743)	6	-	4	(2)	(226)

Balance at December 31, 2003	322	(423)	26	-	(20)	(34)	(129)
Period change	220	(288)	36	8	5	-	(19)

Balance at December 31, 2004	$542	$(711)	$62	$8	$(15)	$(34)	$(148)

Notes to Consolidated Financial Statements	U.S. GAAP

22 Reconciliation of United States and Canadian generally accepted accounting principles

The Consolidated financial statements of the Company are expressed in Canadian dollars and are prepared in accordance with U.S. GAAP which conform, in all material respects, with Canadian GAAP except as follows:

A. Reconciliation of net income

The application of Canadian GAAP would have the following effects on the net income as reported:

In millions Year ended December 31,	2004	2003	2002

Net income – U.S. GAAP	$1,258	$1,014	$800
Adjustments in respect of:
Property capitalization, net of depreciation	81	(384)	(363)
Stock-based compensation cost	(19)	(27)	(9)
Interest expense	12	-	-
Income tax rate enactments	(3)	46	-
Interest on convertible preferred securities	-	-	9
Income tax expense (recovery) on current year Canadian GAAP adjustments	(32)	133	116

Income before cumulative effect of change in accounting policy	1,297	782	553
Cumulative effect of change in accounting policy (net of applicable taxes)	-	(48)	-

Net income – Canadian GAAP	$1,297	$734	$553

(i) Property capitalization

Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003.

      The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

      This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policy. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

(ii) Interest expense

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive loss and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

(iii) Stock-based compensation cost

As explained in Note 2, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Under Canadian GAAP, effective January 1, 2003, the Company adopted the fair value based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or

Notes to Consolidated Financial Statements	U.S. GAAP

22 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the interest on the Securities until July 3, 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(v) Income tax expense

The provincial and federal governments enact new corporate tax rates resulting in either lower or higher tax liabilities under both U.S. and Canadian GAAP. The difference in the deferred income tax expense or recovery recorded is a function of the net deferred income tax liability position, which is larger under U.S. GAAP due essentially to the difference in the property capitalization policy prior to 2004. In addition, under U.S. GAAP, the resulting deferred income tax expense or recovery is recorded when the rates are enacted, whereas under Canadian GAAP, when they are substantively enacted. In 2004, under U.S. GAAP, the Company recorded a decrease to its net deferred income tax liability of $5 million resulting from the enactment of lower corporate tax rates in the province of Alberta, with the corresponding decrease of $2 million under Canadian GAAP. In 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in income and Other comprehensive loss, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million.

(vi) Cumulative effect of change in accounting policy

As explained in Note 2, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143, were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

B. Earnings per share

The earnings per share calculation under U.S. GAAP differs from Canadian GAAP essentially due to differences in the earnings figures:

In millions	Year ended December 31,	2004	2003	2002

Net income - Canadian GAAP		$1,297	$734	$553
Dividends on convertible preferred
securities		-	-	6

		$1,297	$734	$547

Weighted-average shares outstanding		285.1	286.8	295.0
Effect of dilutive securities and stock options		4.5	3.9	9.2

Weighted-average diluted shares outstanding		289.6	290.7	304.2

Year ended December 31,		2004	2003	2002

Basic earnings per share		$4.55	$2.56	$1.85
Diluted earnings per share		$4.48	$2.52	$1.82

Notes to Consolidated Financial Statements	U.S. GAAP

22 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

C. Reconciliation of significant balance sheet items

In millions	December 31 2004	December 31 2003

Current assets - U.S. GAAP	$1,710	$1,127
Derivative instruments	(81)	(33)
Deferred income taxes related to derivative instruments	29	-
Other	(4)	(2)

Current assets - Canadian GAAP	$1,654	$1,092

Properties - U.S. GAAP	$19,715	$18,305
Property capitalization, net of depreciation	(2,952)	(3,072)
Cumulative effect of change in accounting policy	(75)	(75)

Properties - Canadian GAAP	$16,688	$15,158

Intangible and other assets - U.S. GAAP	$940	$905
Derivative instruments	(11)	(5)

Intangible and other assets - Canadian GAAP	$929	$900

Deferred income tax liability - U.S. GAAP	$4,723	$4,550
Cumulative effect of prior years’ adjustments to income	(1,204)	(1,071)
Income taxes on current year Canadian GAAP adjustments to income	32	(133)
Income taxes on cumulative effect of change in accounting policy	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	28	15
Income taxes on minimum pension liability adjustment	7	10
Income taxes on derivative instruments	(1)	(12)
Income taxes on settlement of interest rate swaps recorded in Other comprehensive loss	(4)	-
Income tax rate enactments	41	38
Other	(4)	(5)

Deferred income tax liability - Canadian GAAP	$3,591	$3,365

Other liabilities and deferred credits - U.S. GAAP	$1,513	$1,203
Stock-based compensation	-	(20)
Minimum pension liability	(22)	(30)
Other	(3)	-

Other liabilities and deferred credits - Canadian GAAP	$1,488	$1,153

Common shares - U.S. GAAP	$4,706	$4,664
Capital reorganization	(1,300)	(1,300)
Stock-based compensation	(18)	(17)
Foreign exchange loss on convertible preferred securities	(12)	(12)
Costs related to the sale of shares	33	33
Share repurchase program	178	162

Common shares - Canadian GAAP	$3,587	$3,530

Notes to Consolidated Financial Statements	U.S. GAAP

22 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

In millions	December 31 2004	December 31 2003

Contributed surplus - U.S. GAAP	$-	$-
Dividend in kind with respect to land transfers	(248)	(248)
Costs related to the sale of shares	(33)	(33)
Other transactions and related income tax effect	(18)	(18)
Share repurchase program	(26)	(24)
Capital reorganization	489	489

Contributed surplus - Canadian GAAP	$164	$166

Accumulated other comprehensive loss - U.S. GAAP	$(148)	$(129)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	89	63
Derivative instruments, net of applicable taxes	(62)	(26)
Unamortized gain on settlement of interest rate swaps, net of applicable taxes	(8)	-
Income tax rate enactments	34	34
Minimum pension liability adjustment, net of applicable taxes	15	20

Currency translation - Canadian GAAP	$(80)	$(38)

Retained earnings - U.S. GAAP	$4,726	$3,897
Cumulative effect of prior years’ adjustments to income	(1,928)	(1,696)
Cumulative effect of change in accounting policy	(48)	(48)
Current year adjustments to net income	39	(232)
Share repurchase program	(152)	(138)
Cumulative dividend on convertible preferred securities	(38)	(38)
Capital reorganization	811	811
Dividend in kind with respect to land transfers	248	248
Other transactions and related income tax effect	18	18

Retained earnings - Canadian GAAP	$3,676	$2,822

(i) Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

      Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Common shares.

      Under Canadian GAAP, the cost resulting from the repurchase of shares was allocated first to Common shares, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the cost would have been allocated to Common shares followed by Retained earnings.

      For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive loss, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(ii) Minimum pension liability adjustment

At each measurement date, if the Company’s pension plans have an accumulated benefit obligation in excess of the fair value of the plan assets, under U.S. GAAP, this gives rise to an additional minimum pension liability. As a result, an intangible asset is recognized up to the amount of the unrecognized prior service cost and the difference is recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Notes to Consolidated Financial Statements	U.S. GAAP

22 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

(iii) Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

23 Comparative figures

Certain figures, previously reported for 2003 and 2002, have been reclassified to conform with the basis of presentation adopted in the current year.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004 and BC Rail as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments and stock-based compensation. A reconciliation of the U.S. to Canadian GAAP financial statements is provided in Note 22 to the Company’s Consolidated Financial Statements. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In such instances, the reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2004 Annual Consolidated Financial Statements and notes thereto.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 19,300 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven commodity groups consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2004, no individual commodity group accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2004, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 23% from Canadian domestic traffic and 20% from overseas traffic. The Company originates approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN’s business strategy is guided by five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

OVERVIEW

For 2005 and the foreseeable future, CN’s challenge is to remain at the forefront of rail industry financial performance and to build value for shareholders and customers by aiming to make the railroad the continent’s best-performing transportation company.

     CN’s plan is premised on the deployment of its business model to generate quality revenues, while leveraging capacity and maintaining its current level of plant quality.

     The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the IMX initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing.

     CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single line service afforded by these transactions have been improved transit and cycle times for freight cars and the penetration of new markets.

     The acquisition of GLT in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the United States steel industry in the midst of a strong recovery. The purchase of BC Rail in July 2004 not only grew CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia, where the Port of Prince Rupert has the potential to become an important gateway for traffic moving to and from Asia and the heartland of North America.

     Over the past five years, the Company has also invested heavily in new locomotives and freight cars, extended sidings and centralized

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

traffic control to permit the operation of longer, more efficient trains. These strategic initiatives have improved service, reduced costs and created a fluid North American rail network that can accommodate business growth at low incremental cost. The Company intends to continue to make targeted capital expenditures to improve plant capacity as warranted by market conditions and satisfactory returns on investment.

     The Company intends to pursue further operating efficiencies by optimizing its workforce, improving asset utilization, reducing accidents and related costs, and continuing to focus on legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements for carload freight and pursues co-production initiatives to further improve service, generate system capacity and gradually reduce costs.

     The Company’s ultimate goal is to generate profitable, sustainable growth at low incremental cost by striving to improve yield and increase market share to maximize its return on assets.

Financial highlights

In millions, except per share data	2004	2003	2002

Financial results
Revenues	$6,548	$5,884	$6,110
Operating income	$2,168	$1,777	$1,469
Net income	$1,258	$1,014	$800

Operating ratio	66.9%	69.8%	76.0%

Basic earnings per share	$4.41	$3.54	$2.71
Diluted earnings per share	$4.34	$3.49	$2.65

Dividend declared per share	$0.78	$0.67	$0.57

Financial position
Total assets	$22,365	$20,337	$21,738
Total long-term financial liabilities	$10,822	$9,928	$11,180

FINANCIAL RESULTS

2004 compared to 2003

In 2004, net income increased by $244 million, or 24%, when compared to 2003, with diluted earnings per share rising 24%. Revenues increased by $664 million, or 11%, due to the inclusion of $351 million of GLT and BC Rail revenues, core business growth in a strong North American economy, and an improved Canadian grain crop, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues of $255 million.

     Operating expenses increased by $273 million, or 7%, driven mainly by the inclusion of $228 million of GLT and BC Rail expenses, higher labor and fringe benefits, increased fuel costs and higher casualty and other expense, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses of $170 million and lower equipment rents.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 66.9% in 2004 compared to 69.8% in 2003, a 2.9 -point betterment.

     The results for the year ended December 31, 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004. Also in 2004, a strike by the Company’s employees represented by the Canadian Auto Workers (CAW) union (the “CAW strike”) in the first quarter, negatively impacted operating income and net income by $35 million and $24 million, respectively. The significant appreciation in the Canadian dollar relative to the U.S. dollar which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses, resulted in a reduction in net income of approximately $45 million for 2004.

     For the year ended December 31, 2003, the Company’s results of operations included a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also included in 2003 was a cumulative benefit of $75 million, $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 to the attached Annual Consolidated Financial Statements. This change in policy will result in lower depreciation expense and higher labor and fringe

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

2004 compared to 2003 – Adjusted performance measures

The year ended December 31, 2003 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates and a cumulative benefit of $75 million, $48 million after tax, as discussed herein.

     Excluding these items, net income was $1,258 million ($4.41 per basic share or $4.34 per diluted share) in 2004 compared to adjusted net income of $1,045 million ($3.65 per basic share or $3.60 per diluted share) in 2003, an increase of $213 million, or 20%.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

$ in millions, except per share data, or unless otherwise indicated

Year ended December 31,	2004	2003

	Reported	Reported	Change in policy	Rate enactment	Adjusted

Revenues	$6,548	$5,884	$–	$–	$5,884
Operating expenses	4,380	4,107	–	–	4,107

Operating income	2,168	1,777	–	–	1,777

Interest expense	(294)	(315)	–	–	(315)
Other income (loss)	(20)	21	–	–	21

Income before income taxes and cumulative effect of
change in accounting policy	1,854	1,483	–	–	1,483
Income tax expense	(596)	(517)	–	79	(438)

Income before cumulative effect of change in accounting
policy	1,258	966	–	79	1,045
Cumulative effect of change in accounting policy, net of
applicable taxes	–	48	(48)	–	–

Net income	$1,258	$1,014	$(48)	79	$1,045

Operating ratio	66.9%	69.8%			69.8%

Basic earnings per share	$4.41	$3.54			$3.65
Diluted earnings per share	$4.34	$3.49			$3.60

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Revenues

Year ended December 31,	2004	2003	% Δ

Total revenues (millions)	$6,548	$5,884	11%

Rail freight:
Revenues (millions)	$6,252	$5,694	10%
RTMs (millions)	175,355	162,901	8%
Revenue/RTM (cents)	3.57	3.50	2%
Carloads (thousands)	4,654	4,177	11%
Revenue/Carload (dollars)	1,343	1,363	(1%)

Revenues for the year ended December 31, 2004 totaled $6,548 million compared to $5,884 million in 2003. The increase of $664 million, or 11%, was mainly due to the inclusion of GLT and BC Rail revenues of $351 million, strong merchandise revenue, an improved Canadian grain crop, and a higher fuel surcharge. Partially offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenue. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 8% relative to 2003. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 2% when compared to 2003. In 2004, freight revenue per revenue ton mile was positively affected by freight rate increases and an overall decrease in the average length of haul, and was negatively affected by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2004	2003	% Δ

Revenues (millions)	$1,123	$1,058	6%
RTMs (millions)	32,618	30,901	6%
Revenue/RTM (cents)	3.44	3.42	1%

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, Alberta and eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this commodity group is closely correlated with the North American economy. For the year ended December 31, 2004, revenues for this commodity group increased by $65 million, or 6%, from 2003. The increase was due to freight rate improvements in several key segments, particularly in the first half of the year, the inclusion of $25 million of BC Rail revenues (primarily sulfur), higher offshore demand for Canadian sulfur, a shift from offshore to Canadian suppliers for petroleum gas and a higher fuel surcharge. These gains were partially offset by the translation impact of the stronger Canadian dollar. Freight revenue per revenue ton mile increased by 1% due to freight rate improvements and a decrease in the average length of haul, partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Petroleum and plastics	57%
Chemicals	43%

	2000	2001	2002	2003	2004

Carloads*	512	519	587	604	637
(In thousands)

*	Includes Wisconsin Central Transportation Corporation (WC) from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Metals and minerals

Year ended December 31,	2004	2003	% Δ

Revenues (millions)	$713	$527	35%
RTMs (millions)	16,421	13,876	18%
Revenue/RTM (cents)	4.34	3.80	14%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s superior rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement and aggregate producers in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2004, revenues for this commodity group increased by $186 million, or 35%, from 2003. The increase is mainly due to the inclusion of $126 million of GLT revenues, higher volumes of iron ore, largely from new business, freight rate improvements, and increased shipments of raw materials and metal bars. Partially offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 14% in 2004, mainly due to GLT shorter-haul traffic which was partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Metals	55%
Minerals	24%
Iron ore	21%

	2000	2001	2002	2003	2004

Carloads*	256	287	388	396	809
(In thousands)

*	Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Forest products

Year ended December 31,	2004	2003	% Δ

Revenues (millions)	$1,452	$1,284	13%
RTMs (millions)	38,414	34,516	11%
Revenue/RTM (cents)	3.78	3.72	2%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the midwest and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2004, revenues for this commodity group increased by $168 million, or 13%, from 2003. The increase was largely due to the inclusion of $85 million of BC Rail revenues (mainly lumber and panels), continued solid demand for lumber, freight rate improvements and a higher fuel surcharge. The translation impact of the stronger Canadian dollar partially offset these gains. Revenue per revenue ton mile increased by 2% in 2004 as the benefit of freight rate improvements and a positive change in traffic mix were partially offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Lumber	33%
Fibers	29%
Paper	26%
Panels	12%

	2000	2001	2002	2003	2004

Carloads*	486	501	600	594	653
(In thousands)

*	Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Coal

Year ended December 31,	2004	2003	% Δ

Revenues (millions)	$284	$261	9%
RTMs (millions)	13,614	13,659	–
Revenue/RTM (cents)	2.09	1.91	9%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. For the year ended December 31, 2004, revenues for this commodity group increased by $23 million, or 9%, from 2003. The increase was due to higher coal shipments to U.S. utilities and the inclusion of GLT and BC Rail revenues of $20 million, partly offset by metallurgical mine closures in western Canada and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% was mainly due to a decrease in the average length of haul and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Coal	82%
Petroleum coke	18%

	2000	2001	2002	2003	2004

Carloads*	528	517	499	471	486
(In thousands)

*	Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Grain and fertilizers

Year ended December 31,	2004	2003	% Δ

Revenues (millions)	$1,053	$938	12%
RTMs (millions)	39,965	35,556	12%
Revenue/RTM (cents)	2.63	2.64	–

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the year ended December 31, 2004, revenues for this commodity group increased by $115 million, or 12%, from 2003. The increase reflects higher Canadian wheat and barley exports, which was partially offset by weak shipments of U.S. soybeans due to tight supply, a shift in exports from the Gulf to the Pacific Northwest and the translation

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

impact of the stronger Canadian dollar. Revenue per revenue ton mile remained flat as the benefit of freight rate improvements was offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Percentage of revenues

Food grain	28%
Oilseeds	24%
Feed grain	23%
Fertilizers	13%
Potash	12%

	2000	2001	2002	2003	2004

Carloads*	567	590	535	548	572
(In thousands)

*	Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Intermodal

Year ended December 31,	2004	2003	% Δ

Revenues (millions)	$1,117	$1,101	1%
RTMs (millions)	31,002	31,168	(1%)
Revenue/RTM (cents)	3.60	3.53	2%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. For the year ended December 31, 2004, revenues for this commodity group increased by $16 million, or 1%, from 2003. Revenues for 2004 benefited from heavy import volumes through the Port of Vancouver, freight rate improvements and a higher fuel surcharge. Revenues were negatively affected by the first quarter CAW strike, the closure of the Company’s smaller terminal facilities in the U.S., the discontinuance of the Roadrailer service and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2004 driven by a positive change in traffic mix and freight rate improvements that were partly offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Percentage of revenues

Domestic	52%
International	48%

	2000	2001	2002	2003	2004

Carloads*	1,121	1,103	1,237	1,276	1,202
(In thousands)

*	Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Automotive

Year ended December 31,	2004	2003	% Δ

Revenues (millions)	$510	$525	(3%)
RTMs (millions)	3,321	3,225	3%
Revenue/RTM (cents)	15.36	16.28	(6%)

The automotive commodity group moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2004, revenues for this commodity group decreased by $15 million, or 3%, from 2003. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by the benefit of new finished vehicle traffic that began in late 2003. Revenue per revenue ton mile decreased by 6% in 2004 due to the translation impact of the stronger Canadian dollar.

Percentage of revenues

Finished vehicles	82%
Auto parts	18%

	2000	2001	2002	2003	2004

Carloads*	318	288	307	288	295
(In thousands)

*	Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Other

In 2004, other revenues increased by $106 million, when compared to 2003, mainly due to revenues from GLT’s maritime division of $90 million.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Operating expenses

Operating expenses amounted to $4,380 million in 2004 compared to $4,107 million in 2003. The increase of $273 million, or 7%, in 2004 was mainly due to the inclusion of $228 million of GLT and BC Rail expenses, higher expenses for labor and fringe benefits, increased fuel costs and higher casualty and other expense. Partly offsetting the increase was the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower equipment rents. The month-long CAW strike had a minimal impact on overall operating expenses for the year ended December 31, 2004 as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

In millions	Year ended December 31,	2004		2003

			% of		% of
		Amount	revenue	Amount	revenue

Labor and fringe benefits		$1,819	27.8%	$1,698	28.9%
Purchased services and material		746	11.4%	703	11.9%
Depreciation and amortization		598	9.1%	554	9.4%
Fuel		528	8.1%	469	8.0%
Equipment rents		244	3.7%	293	5.0%
Casualty and other		445	6.8%	390	6.6%

Total		$4,380	66.9%	$4,107	69.8%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses increased by $121 million, or 7%, in 2004 as compared to 2003. The increase was attributable to the inclusion of GLT and BC Rail labor expense of $91 million, higher wages and employee benefits, including increased costs for stock-based compensation, and charges and adjustments relating to the workforce reduction provision. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, the effects of a reduced workforce, lower expenses for pensions and other post-retirement benefits and wage and benefits savings during the CAW strike.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $43 million, or 6%, in 2004 as compared to 2003. The increase was due to the inclusion of $77 million of GLT and BC Rail expenses, higher repair and maintenance expenses, partly related to the CAW strike, and other strike-related costs. Partly offsetting the increase was the translation impact of the stronger Canadian dollar and lower net expenses for operating joint facilities.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. These expenses increased by $44 million, or 8%, in 2004 as compared to 2003. The increase was mainly due to the inclusion of GLT and BC Rail expenses of $30 million and the impact of net capital additions, partially offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $59 million, or 13%, in 2004 as compared to 2003. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, the inclusion of GLT and BC Rail expenses of $21 million and higher volumes. The increase was partly offset by the translation impact of the stronger Canadian dollar, increased productivity and a fuel excise tax refund in the second quarter.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $49 million, or 17%, in 2004 as compared to 2003. The decrease was due to higher car hire income, including that of BC Rail, the translation impact of the stronger Canadian dollar and a reduction in car hire expenses that were partly offset by higher lease expense for freight cars.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses increased by $55 million, or 14%, in 2004 as compared to 2003. The increase was due to higher expenses for personal injuries, the inclusion of GLT and BC Rail expenses of $14 million, increased environmental expenses and favorable adjustments to U.S. property taxes in 2003. Partially

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

offsetting the increase was the translation impact of the stronger Canadian dollar.

Other

Interest expense: Interest expense decreased by $21 million, or 7%, for the year ended December 31, 2004 as compared to 2003 as the benefit of lower interest rates on issued debt to replace matured debt and the translation impact of the stronger Canadian dollar were partly offset by interest expense on debt related to the Company’s recent acquisitions.

Other income (loss): In 2004, the Company recorded a loss of $20 million compared to income of $21 million in 2003. The change from income to loss in 2004 was due to lower gains on disposal of surplus properties and lower equity income from the Company’s investment in English Welsh and Scottish Railway (EWS) as a result of restructured operations.

Income tax expense: The Company recorded income tax expense of $596 million for the year ended December 31, 2004 compared to $517 million in 2003. The effective tax rate for the year ended December 31, 2004 was 32.1% compared to 34.9% in 2003. The decrease in the effective tax rate in 2004 was mainly due to higher deferred income tax expense in 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario, which was partly offset by net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes.

2003 compared to 2002

For the year ended December 31, 2003, the Company recorded consolidated net income of $1,014 million ($3.54 per basic share) compared to $800 million ($2.71 per basic share) for the year ended December 31, 2002. Diluted earnings per share were $3.49 for 2003 compared to $2.65 in 2002. The Company’s operating income for 2003 was $1,777 million compared to $1,469 million in 2002, and its operating ratio, defined as operating expenses as a percentage of revenues, was 69.8% in 2003 compared to 76.0% in 2002 (see discussion on adjusted performance measures herein).

     The Company’s results of operations for the year ended December 31, 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of SFAS No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 to the attached Annual Consolidated Financial Statements.

2003 compared to 2002 – Adjusted performance measures

The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions.

     Excluding these items, adjusted net income was $1,045 million ($3.65 per basic share or $3.60 per diluted share) in 2003 compared to adjusted net income of $1,052 million ($3.57 per basic share or $3.48 per diluted share) for 2002, a decrease of $7 million, or 1%. Operating income for 2003 decreased by $93 million, or 5%, compared to adjusted operating income of $1,870 million for 2002. The operating ratio for 2003 was 69.8% compared to the adjusted operating ratio of 69.4% in 2002, a 0.4 -point increase.

     The decrease in adjusted net income and adjusted operating income in 2003 was due to the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. This significant appreciation in the Canadian dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses and accordingly, reduced 2003 revenues, operating income and net income by approximately $380 million, $120 million and $62 million, respectively. This decrease in adjusted net income was partly offset by net deferred income tax recoveries of $44 million in 2003 relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

$ in millions, except per share data, or unless otherwise indicated

Year ended December 31,	2003				2002

	Reported	Change in policy	Rate enactment	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$5,884	$-	$-	$5,884	$6,110	$-	$-	$6,110
Operating expenses	4,107	-	-	4,107	4,641	(281)	(120)	4,240

Operating income	1,777	-	-	1,777	1,469	281	120	1,870

Interest expense	(315)	-	-	(315)	(361)	-	-	(361)
Other income	21	-	-	21	76	-	-	76

Income before income taxes and cumulative effect of change in accounting policy	1,483	-	-	1,483	1,184	281	120	1,585
Income tax expense	(517)	-	79	(438)	(384)	(108)	(41)	(533)

Income before cumulative effect of change in accounting policy	966	-	79	1,045	800	173	79	1,052
Cumulative effect of change in accounting policy, net of applicable taxes	48	(48)	-	-	-	-	-	-

Net income	$1,014	$(48)	$79	$1,045	$800	$173	$79	$1,052

Operating ratio	69.8%			69.8%	76.0%			69.4%

Basic earnings per share	$3.54			$3.65	$2.71			$3.57
Diluted earnings per share	$3.49			$3.60	$2.65			$3.48

Revenues

Year ended December 31,	2003	2002	% Δ

Total Revenues (millions)	$5,884	$6,110	(4%)

Rail freight:
Revenues (millions)	$5,694	$5,901	(4%)
RTMs (millions)	162,901	159,259	2%
Revenue/RTM (cents)	3.50	3.71	(6%)
Carloads (thousands)	4,177	4,153	1%
Revenue/Carload (dollars)	1,363	1,421	(4%)

Revenues for the year ended December 31, 2003 totaled $5,884 million compared to $6,110 million in 2002. The decrease of $226 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Partially offsetting these losses were increased intermodal, metals and minerals and petroleum and chemicals volumes. For 2003, revenue ton miles, measuring the volume of freight transported by the Company, increased by 2% relative to 2002. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 6% when compared to 2002, reflecting the higher Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2003	2002	% Δ

Revenues (millions)	$1,058	$1,102	(4%)
RTMs (millions)	30,901	30,006	3%
Revenue/RTM (cents)	3.42	3.67	(7%)

Revenues for the year ended December 31, 2003 decreased by $44 million, or 4%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

U.S. and offshore demand for Canadian sulfur and strong demand for liquefied petroleum gas due to cold weather conditions at the beginning of 2003. Revenue per revenue ton mile decreased by 7% from 2002 due to the translation impact of the stronger Canadian dollar.

Metals and minerals

Year ended December 31,	2003	2002	% Δ

Revenues (millions)	$527	$521	1%
RTMs (millions)	13,876	13,505	3%
Revenue/RTM (cents)	3.80	3.86	(2%)

Revenues for the year ended December 31, 2003 increased by $6 million, or 1%, from 2002. The increase was due to improved market conditions and increased market share for steel in 2003 and new ore traffic which began in the second quarter of 2002 and the last quarter of 2003. These gains were largely offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar which was partially offset by a positive change in traffic mix.

Forest products

Year ended December 31,	2003	2002	% Δ

Revenues (millions)	$1,284	$1,323	(3%)
RTMs (millions)	34,516	33,551	3%
Revenue/RTM (cents)	3.72	3.94	(6%)

Revenues for the year ended December 31, 2003 decreased by $39 million, or 3%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by solid demand for lumber and pulp and paper. Revenue per revenue ton mile decreased by 6% from 2002 due to the translation impact of the stronger Canadian dollar which more than offset the continued improvement in pricing and a positive change in traffic mix.

Coal

Year ended December 31,	2003	2002	% Δ

Revenues (millions)	$261	$326	(20%)
RTMs (millions)	13,659	13,886	(2%)
Revenue/RTM (cents)	1.91	2.35	(19%)

Revenues for the year ended December 31, 2003 decreased by $65 million, or 20%, from 2002. The decrease was due to reduced coal production in western Canada, the translation impact of the stronger Canadian dollar and a metallurgical mine closure. Revenue per revenue ton mile decreased by 19% from 2002 mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Grain and fertilizers

Year ended December 31,	2003	2002	% Δ

Revenues (millions)	$938	$986	(5%)
RTMs (millions)	35,556	35,773	(1%)
Revenue/RTM (cents)	2.64	2.76	(4%)

Revenues for the year ended December 31, 2003 decreased by $48 million, or 5%, from 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a decrease in Canadian export wheat shipments due to the smaller 2002/2003 Canadian crop. Partially offsetting these decreases were increased Canadian canola shipments and strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% from 2002 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Intermodal

Year ended December 31,	2003	2002	% Δ

Revenues (millions)	$1,101	$1,052	5%
RTMs (millions)	31,168	29,257	7%
Revenue/RTM (cents)	3.53	3.60	(2%)

Revenues for the year ended December 31, 2003 increased by $49 million, or 5%, from 2002. The increase was mainly due to increased import volumes, the higher fuel surcharge in 2003 to offset the significant increase in fuel costs and new traffic through the Port of Vancouver. Partially offsetting these gains was reduced traffic in the domestic segment due to the closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Automotive

Year ended December 31,	2003	2002	% Δ

Revenues (millions)	$525	$591	(11%)
RTMs (millions)	3,225	3,281	(2%)
Revenue/RTM (cents)	16.28	18.01	(10%)

Revenues for the year ended December 31, 2003 decreased by $66 million, or 11%, from 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

patterns for a significant customer. Revenue per revenue ton mile decreased by 10% from 2002 mainly due to the translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Operating expenses

Operating expenses amounted to $4,107 million in 2003 compared to $4,641 million in 2002. The decrease was mainly due to the charges recorded in the fourth quarter of 2002 for personal injury and other claims and workforce reductions, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. Partly offsetting these decreases were higher casualty and other expenses and higher fuel costs.

In millions	Year ended December 31,	2003		2002

			% of		% of
		Amount	revenue	Amount	revenue

Labor and fringe benefits		$1,698	28.9%	$1,837	30.1%
Purchased services and material		703	11.9%	778	12.7%
Depreciation and amortization		554	9.4%	584	9.6%
Fuel		469	8.0%	459	7.5%
Equipment rents		293	5.0%	346	5.7%
Casualty and other		390	6.6%	637	10.4%

Total		$4,107	69.8%	$4,641	76.0%

Labor and fringe benefits: Labor and fringe benefits expenses in 2003 decreased by $139 million, or 8%, as compared to 2002. The decrease was mainly due to the workforce reduction charge of $120 million recorded in the fourth quarter of 2002, the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets from 9% to 8%, partly offset the decrease.

In 2002, the Company had recorded a workforce reduction charge of $120 million in a renewed drive to improve productivity across all its corporate and operating functions. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement to be made to affected employees.

Purchased services and material: Purchased services and material expenses in 2003 decreased by $75 million, or 10%, as compared to 2002. The decrease was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs, etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization expenses in 2003 decreased by $30 million, or 5%, as compared to 2002. Reduced depreciation for certain asset classes pursuant to the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations,” and the translation impact of the stronger Canadian dollar were partly offset by increases related to net capital additions. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. For the year ended December 31, 2003, this change in policy had the effect of reducing depreciation expense by $18 million.

Fuel: Fuel expense in 2003 increased by $10 million, or 2%, as compared to 2002. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, and higher volumes. These increases were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents in 2003 decreased by $53 million, or 15%, as compared to 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for freight cars and locomotives and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates.

Casualty and other: Casualty and other expenses in 2003 decreased by $247 million, or 39%, as compared to 2002, which included a fourth quarter charge of $281 million to increase the provision for

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

U.S. personal injury and other claims. Excluding this charge, the increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase were lower travel-related expenses and lower provincial capital taxes.

Other

Interest expense: Interest expense decreased by $46 million to $315 million for the year ended December 31, 2003 as compared to 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar, the conversion of the convertible preferred securities in July 2002, and lower interest rates on new debt to replace matured debt.

Other income: In 2003, the Company recorded other income of $21 million compared to $76 million in 2002. The decrease was mainly due to lower right of way fees due to the termination of a contract in late 2002, lower income from the Company’s equity investments, and realized foreign exchange losses in 2003.

Income tax expense: The Company recorded income tax expense of $517 million for the year ended December 31, 2003 compared to $384 million in 2002. The effective tax rate for the year ended December 31, 2003 was 34.9% compared to 32.4% in 2002. The increase was mainly due to a $79 million deferred income tax expense recorded in the fourth quarter of 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario, which was partly offset by net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes of $44 million and lower corporate income tax rates in Canada.

Summary of quarterly financial data - unaudited

In millions, except per share data

	2004				2003

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$1,736	$1,709	$1,665	$1,438	$1,512	$1,413	$1,463	$1,496
Operating income	$607	$591	$575	$395	$512	$454	$437	$374
Net income	$376	$346	$326	$210	$224	$294	$244	$252

Basic earnings per share	$1.32	$1.21	$1.14	$0.74	$0.79	$1.04	$0.85	$0.86
Diluted earnings per share	$1.29	$1.19	$1.13	$0.73	$0.78	$1.02	$0.84	$0.85

Dividend declared per share	$0.195	$0.195	$0.195	$0.195	$0.167	$0.167	$0.167	$0.167

The volume of goods and commodities transported by the Company during the year is influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

     The Company’s quarterly results include items that affect the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. First-quarter 2004 results were affected by the month-long CAW strike, which negatively impacted operating income and net income by $35 million and $24 million, respectively. In 2003, the Company recorded a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario and a first-quarter cumulative benefit of $75 million, $48 million after tax, pursuant to SFAS No. 143 as previously discussed. Also affecting comparability was the significant appreciation in the Canadian dollar relative to the U.S. dollar which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and resulted in a reduction in net income of approximately $45 million for 2004, particularly in the first quarter.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,139 million for the year ended December 31, 2004 compared to $1,976 million for 2003. Net cash receipts from customers and others were $6,501 million for the year ended December 31, 2004 compared to $6,022 million in 2003. In 2004, payments for employee services, suppliers and other expenses were $3,628 million, an increase of $366 million when compared to 2003. Also consuming cash in 2004 were payments for interest, workforce reductions and personal injury and other claims of $282 million, $93 million and $106 million, respectively, compared to $325 million, $155 million and $126 million, respectively, in 2003. In 2004, pension contributions and payments for income taxes were $161 million and $92 million, respectively, compared to $92 million and $86 million, respectively, in 2003. The Company increased the level of accounts receivable sold under its accounts receivable securitization program by $12 million in 2004 and $132 million in 2003. Payments in 2005 for workforce reductions are expected to be $90 million while pension contributions are expected to be approximately $120 million.

     As at December 31, 2004, the Company had outstanding information technology service contracts of $18 million.

Investing activities: Cash used by investing activities in 2004 amounted to $2,411 million compared to $1,075 million in 2003. The Company’s investing activities in 2004 included $984 million related to the acquisition of BC Rail and $547 million related to the acquisition of GLT, net proceeds of $141 million from the EWS capital reorganization and $52 million from the sale of its Canac Inc. and Beltpack subsidiaries. Net capital expenditures for the year ended December 31, 2004 amounted to $1,072 million, an increase of $29 million over 2003. The following table details capital expenditures for 2004 and 2003.

In millions	Year ended December 31,	2004	2003

Rail infrastructure		$769	$762
Rolling stock		253	168
Information technology and other		210	160

		1,232	1,090
Less: capital leases		160	47

Net capital expenditures		$1,072	$1,043

     The Company expects that its capital expenditures will increase in 2005 due to the acquisition of rolling stock and increased expenditures required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at December 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $194 million ($211 million at December 31, 2003).

Dividends: During 2004, the Company paid dividends totaling $222 million to its shareholders at the quarterly rate of $0.195 per share compared to $191 million at the rate of $0.167 per share, in 2003.

Free cash flow

The Company generated $1,025 million of free cash flow for the year ended December 31, 2004, compared to $578 million in 2003. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

In millions	Year ended December 31,	2004	2003

Cash provided from operating activities		$2,139	$1,976

Less:
Investing activities		(2,411)	(1,075)
Dividends paid		(222)	(191)

Cash provided (used) before financing activities		(494)	710

Adjustments:
Change in accounts receivable sold		(12)	(132)
Acquisition of BC Rail & GLT		1,531	-

Free cash flow		$1,025	$578

Financing activities: Cash provided from financing activities totaled $511 million for the year ended December 31, 2004 compared to cash used by financing activities of $605 million in 2003. In July 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

received from the issuance of commercial paper. In May 2003, the Company had repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In 2004 and 2003, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facility.

      In 2004, the Company used $273 million to repurchase 4.0 million common shares under its current share repurchase program whereas in 2003, the Company used $656 million to repurchase the remaining 15.0 million common shares under its previous share repurchase program initiated in 2002.

      During 2004, the Company recorded $160 million in capital lease obligations ($47 million in 2003) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005, which it intends to renew before such date. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels, with which the Company has been in compliance. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 at an average interest rate of 1.49% were entirely repaid in the first quarter of 2004. As at December 31, 2004, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$108 million) at an average interest rate of 2.77% and letters of credit drawn of $342 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. As the revolving credit facility will mature within the next twelve months and the refinancing has not been renegotiated, the outstanding balance of U.S.$211 million (Cdn$254 million) of commercial paper at an average interest rate of 2.37% has been included in the current portion of long-term debt at December 31, 2004. The Company had no commercial paper outstanding at December 31, 2003.

Shelf registration statement

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of BC Rail and GLT.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2004:

	Total	2005	2006	2007	2008	2009	2010 &
(In millions)							thereafter

Long-term debt obligations (a)	$4,403	$497	$308	$60	$207	$363	$2,968
Capital lease obligations (b)	1,103	113	106	130	52	93	609
Operating lease obligations	992	206	194	146	116	90	240
Purchase obligations (c)	212	191	10	5	3	3	-

Total obligations	$6,710	$1,007	$618	$341	$378	$549	$3,817

(a)	Presented net of unamortized discounts, of which $838 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $761 million which are included in “Capital lease obligations.”

(b)	Includes $342 million of imputed interest on capital leases at rates ranging from approximately 2.23% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2005 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

      On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

      On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting as required by SFAS No.141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s Annual Consolidated Financial Statements, is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

Great Lakes Transportation LLC’s Railroads and Related Holdings
In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

      As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

      On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of GLT’s assets acquired and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s Annual Consolidated Financial Statements, is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Investment in English Welsh and Scottish Railway (EWS) –Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

      The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and a note receivable of £23.9 million (Cdn$58 million) from EWS.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

      The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company monitors these reporting and credit rating

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

requirements for any trends, events or conditions that could cause such termination.

      The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

      At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

      The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 19 – Major commitments and contingencies of the Company’s Annual Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, in the fourth quarter of 2004, the Company did not enter into any swap positions on crude and heating oil. At December 31, 2004, the Company had hedged approximately 50% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

      Realized gains from the Company’s fuel hedging activities were $112 million, $49 million and $3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

      At December 31, 2004, Accumulated other comprehensive loss included an unrealized gain of $92 million, $62 million after tax ($38 million unrealized gain, $26 million after tax at December 31, 2003), of which $81 million relates to derivative instruments that will mature within the next year.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106% . The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. Beginning July 9, 2004, upon the issuance of debt, the realized gain of $12 million accumulated in other comprehensive income will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

      At December 31, 2004, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Recent accounting pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value and recognizing the expense over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. This standard is effective as of the beginning of the first interim reporting period after June 15, 2005. The Company has elected to apply the modified prospective approach, which requires compensation cost to be recognized for unvested awards based on their grant-date fair value. Pursuant to the application of this standard, stock-based compensation expense for the second half of 2005 will increase by approximately $10 million for awards outstanding at December 31, 2004.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Common stock

Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2004, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

Outstanding share data

As at January 25, 2005, the Company had 283.1 million common shares outstanding.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures herein.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

      In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not changed any of these assumptions. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company’s personal injury expense in recent years. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Annual Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

      Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period.

      For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $23 million and the annual expense by approximately $8 million.

      In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As at December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

Environmental claims

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

      At December 31, 2004, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups,

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

      Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the STB. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

      A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $12 million.

      Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2004, the Company conducted a comprehensive study for its Canadian properties and U.S. rolling stock and equipment. The study did not have a significant effect on depreciation expense.

      In 2004, the Company recorded total depreciation and amortization expense of $602 million ($560 million in 2003 and $591 million in 2002). At December 31, 2004, the Company had Properties of $19,715 million, net of accumulated depreciation of $9,232 million ($18,305 million in 2003, net of accumulated depreciation of $9,038 million).

Pensions and other post-retirement benefits

The Company accounts for pensions and other post-retirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The Company has various pension plans, however, the following description pertaining to pensions relates generally to the Company’s main pension plan, the CN Pension Plan.

     The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

      The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 12 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 5.75%, based on bond yields prevailing at December 31, 2004, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point decrease in the discount rate would cause annual net periodic benefit cost to increase by approximately $33 million whereas a one-percentage-point increase would not have a material change in net periodic benefit cost as the

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Company amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.

      To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries. During the last ten years ended December 31, 2004, the CN Pension Plan earned an annual average rate of return of 9.8% . The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2004	2003	2002	2001	2000

Actual	11.7%	9.6%	(0.3)%	(1.4)%	10.5%
Market-related value	6.3%	7.0%	7.4%	10.2%	13.7%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company had reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s view of long-term investment returns. The effect of this change in management’s assumption was to increase net periodic benefit cost in 2003 by approximately $50 million.

      Based on the fair value of the assets held as at December 31, 2004, the plan assets are comprised of 56% in Canadian and foreign equities, 34% in debt securities, 3% in real estate assets and 7% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

      The rate of compensation increase, 3.75% to determine both the benefit obligation and the net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 15% in the current year, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

      For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2003 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $120 million in each of 2005, 2006, and 2007 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans. The Canadian Institute of Actuaries (CIA) has adopted a new standard that will be used to calculate the values that pension plan members are entitled to receive on termination of employment. The new standard will impact the calculation of the pension plan liabilities under a solvency or wind-up scenario when the Company conducts an actuarial valuation for purposes of determining the funding position of the Company's Canadian pension plans. The standard is effective in February 2005 and may significantly impact future funding requirements.

      For pensions, the Company recorded consolidated net periodic benefit cost of $22 million and $49 million in 2004 and 2003, respectively, and no net periodic benefit cost in 2002. Consolidated net periodic benefit cost for other post-retirement benefits was $29 million, $33 million, and $25 million in 2004, 2003, and 2002, respectively. At December 31, 2004, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $309 million ($164 million at December 31, 2003). In addition, at December 31, 2004, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation (APBO) were $13,137 million and $319 million, respectively ($12,020 million and $309 million at December 31, 2003).

      The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the APBO as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

      In 2004, with the acquisitions of GLT and BC Rail, the Company assumed two additional defined benefit plans. The following table provides the Company’s plan assets by category, benefit obligation at end of year and Company and employee contributions by major pension plan:

In millions	December 31, 2004	CN Pension Plan	BC Rail Pension Plan	US and Other Plans	Total

Plan assets by category
Equity securities		$6,812	$312	$105	$7,229
Debt securities		3,888	212	54	4,154
Real estate		348	16	1	365
Other		1,208	73	24	1,305

Total		$12,256	$613	$184	$13,053

Benefit obligation at end of year		$12,172	$626	$339	$13,137

Company contributions in 2004		$74	$20	$71	$165

Employee contributions in 2004		$55	$-	$-	$55

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2004, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

      The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and prepaid benefit cost for pensions. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $19 million in 2004. In the fourth quarter of 2003, the Company had recorded an increase of $81 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, for the year ended December 31, 2003, a deferred income tax expense of $79 million was recorded in income and $2 million was recorded in other comprehensive income.

      For the year ended December 31, 2004, the Company recorded total income tax expense of $596 million ($517 million in 2003 and $384 million in 2002) of which $366 million was for deferred income

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

taxes ($411 million in 2003 and $272 million in 2002). The Company’s net deferred income tax liability at December 31, 2004 was $4,359 million ($4,425 million at December 31, 2003).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

      In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service, such as its acquisitions of BC Rail and the GLT carriers. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

      In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of January 2005, the Company has successfully negotiated four collective agreements with the CAW, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. Agreements were also reached with the Company’s Rail Traffic Controllers, Toronto Terminal employees and the Canadian Railway Police Association as well as a United Transportation Union (UTU) group that represents employees in the Company’s northern Quebec territory (CFIL). In addition, the Company has reached a tentative labor agreement with the United Steelworkers of America, representing approximately 2,250 track, bridges and structures employees, whose agreement also expired on December 31, 2003. The UTU, representing 2,520 brakemen and conductors, the Teamsters Canada Rail Conference (TCRC), which represents 1,750 locomotive engineers, and the 630-member International Brotherhood of Electrical Workers (IBEW), representing close to 40% of the unionized workforce in Canada, filed for conciliation in the fourth quarter and the negotiations have since been conducted with government assistance. On December 29, 2004, the Minister of Labour also referred to the Canadian Industrial Relations Board (CIRB) a question respecting the maintenance of essential services should there be a strike or lockout involving these groups. Until the Board renders its decision, the right to strike or lockout is suspended. In addition to the Board’s decision, at least 72 hours’ strike or lockout notice would be required prior to any legal strike or lockout.

      In the third quarter of 2004, the Company acquired BC Rail. At December 2004, the Company had reached implementing agreements for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements.

      In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW had rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and affected operating income by approximately $35 million in the first quarter of 2004. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts, or that such strikes or lockouts or the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and Wisconsin Central Transportation Corporation (WC), have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

      As of January 2005, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, CCP and GLT, and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2005.

      Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

subject to regulation as to (i) economic regulation by the STB (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

      The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the policy document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

      In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

      The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company's acquisition of these vessels should not be affected. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

      Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

      Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

International conflicts can also have an impact on the Company’s markets.

      Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

      Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. Recent severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the fourth quarter ending December 31, 2004, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s 2003 Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
January 25, 2005

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company’s consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 25, 2005

(s) Serge Pharand
Vice-President and Corporate Comptroller

January 25, 2005

AUDITORS’ REPORT

To the shareholders of
Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

On January 25, 2005, we reported separately to the Board of Directors of the Company on consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
January 25, 2005

Consolidated Statement of Income	Canadian GAAP

In millions, except per share data	Year ended December 31,	2004	2003	2002

Revenues
Petroleum and chemicals		$1,123	$1,058	$1,102
Metals and minerals		713	527	521
Forest products		1,452	1,284	1,323
Coal		284	261	326
Grain and fertilizers		1,053	938	986
Intermodal		1,117	1,101	1,052
Automotive		510	525	591
Other items		296	190	209

Total revenues		6,548	5,884	6,110

Operating expenses
Labor and fringe benefits		1,838	1,929	2,069
Purchased services and material		746	879	908
Depreciation and amortization		517	472	499
Fuel		528	471	459
Equipment rents		244	299	353
Casualty and other (Note 2)		445	466	724

Total operating expenses		4,318	4,516	5,012

Operating income		2,230	1,368	1,098
Interest expense (Note 14)		(282)	(317)	(353)
Other income (loss) (Note 15)		(20)	21	76

Income before income taxes		1,928	1,072	821
Income tax expense (Note 16)		(631)	(338)	(268)

Net income		$1,297	$734	$553

Basic earnings per share (Note 18)		$4.55	$2.56	$1.85
Diluted earnings per share (Note 18)		$4.48	$2.52	$1.82

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet	Canadian GAAP

In millions	December 31,	2004	2003

Assets
Current assets:
Cash and cash equivalents		$147	$130
Accounts receivable (Note 4)		793	529
Material and supplies		127	120
Deferred income taxes (Note 16)		393	125
Other		194	188

		1,654	1,092
Properties (Note 5)		16,688	15,158
Intangible and other assets (Note 6)		929	900

Total assets		$19,271	$17,150

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,605	$1,421
Current portion of long-term debt (Note 10)		578	483
Other		76	73

		2,259	1,977
Deferred income taxes (Note 16)		3,591	3,365
Other liabilities and deferred credits (Note 9)		1,488	1,153
Long-term debt (Note 10)		4,586	4,175

Shareholders’ equity:
Common shares (Note 11)		3,587	3,530
Contributed surplus		164	166
Currency translation		(80)	(38)
Retained earnings		3,676	2,822

		7,347	6,480

Total liabilities and shareholders’ equity		$19,271	$17,150

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity	Canadian GAAP

In millions	Issued and outstanding common shares	Issued and outstanding convertible preferred securities	Common shares	Convertible preferred securities	Contributed surplus	Currency translation	Retained earnings	Total shareholders’ equity

Balances December 31, 2001	289.1	6.9	$3,209	$327	$178	$133	$2,514	$6,361
Net income	-	-	-	-	-	-	553	553
Stock options exercised
(Notes 11, 12)	2.7	-	93	-	-	-	-	93
Conversion of convertible preferred
securities (Note 11)	9.0	(6.9)	327	(327)	-	-	-	-
Share repurchase program
(Note 11)	(4.5)	-	(53)	-	(3)	-	(147)	(203)
Currency translation	-	-	-	-	-	(1)	-	(1)
Dividends ($0.57 per share)	-	-	-	-	-	-	(170)	(170)
Dividends on convertible
preferred securities	-	-	-	-	-	-	(6)	(6)

Balances December 31, 2002	296.3	-	3,576	-	175	132	2,744	6,627

Net income	-	-	-	-	-	-	734	734
Stock options exercised and other
(Notes 11, 12)	2.9	-	136	-	-	-	-	136
Share repurchase program
(Note 11)	(15.0)	-	(182)	-	(9)	-	(465)	(656)
Currency translation	-	-	-	-	-	(170)	-	(170)
Dividends ($0.67 per share)	-	-	-	-	-	-	(191)	(191)

Balances December 31, 2003	284.2	-	3,530	-	166	(38)	2,822	6,480

Net income	-	-	-	-	-	-	1,297	1,297
Stock options exercised and other
(Notes 11, 12)	2.9	-	107	-	-	-	-	107
Share repurchase program
(Note 11)	(4.0)	-	(50)	-	(2)	-	(221)	(273)
Currency translation	-	-	-	-	-	(42)	-	(42)
Dividends ($0.78 per share)	-	-	-	-	-	-	(222)	(222)

Balances December 31, 2004	283.1	-	$3,587	$-	$164	$(80)	$3,676	$7,347

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows	Canadian GAAP

In millions	Year ended December 31,	2004	2003	2002

Operating activities
Net income		$1,297	$734	$553
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization		521	478	506
Deferred income taxes (Note 16)		401	232	156
Equity in earnings of English Welsh and Scottish Railway (Note 15)		4	(17)	(33)
Charge to increase U.S. personal injury and other
claims liability (Note 2)		-	-	281
Workforce reduction charge (Note 9)		-	-	120
Other changes in:
Accounts receivable		(233)	153	(80)
Material and supplies		10	(3)	-
Accounts payable and accrued charges		5	(96)	(154)
Other net current assets and liabilities		21	(27)	(18)
Other		113	46	(158)

Cash provided from operating activities		2,139	1,500	1,173

Investing activities
Net additions to properties		(1,072)	(583)	(571)
Acquisition of BC Rail (Note 3)		(984)	-	-
Acquisition of GLT (Note 3)		(547)	-	-
Other, net		192	(16)	95

Cash used by investing activities		(2,411)	(599)	(476)

Dividends paid		(222)	(191)	(179)

Financing activities
Issuance of long-term debt		8,277	4,109	3,146
Reduction of long-term debt		(7,579)	(4,141)	(3,558)
Issuance of common shares (Note 11)		86	83	69
Repurchase of common shares (Note 11)		(273)	(656)	(203)

Cash provided from (used by) financing activities		511	(605)	(546)

Net increase (decrease) in cash and cash equivalents		17	105	(28)
Cash and cash equivalents, beginning of year		130	25	53

Cash and cash equivalents, end of year		$147	$130	$25

Supplemental cash flow information
Net cash receipts from customers and other		$6,501	$6,022	$6,285
Net cash payments for:
Employee services, suppliers and other expenses		(3,628)	(3,736)	(4,231)
Interest (Note 14)		(282)	(327)	(390)
Workforce reductions (Note 9)		(93)	(155)	(177)
Personal injury and other claims (Note 19)		(106)	(126)	(156)
Pensions (Note 13)		(161)	(92)	(93)
Income taxes (Note 16)		(92)	(86)	(65)

Cash provided from operating activities		$2,139	1,500	1,173

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	Canadian GAAP

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles (U.S. GAAP) are quantified and explained in Note 21 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail for which the Company acquired control and consolidated effective May 10, 2004 and July 14, 2004, respectively. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Currency translation, which forms part of Shareholders’ equity.

The Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Currency translation.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

Notes to Consolidated Financial Statements	Canadian GAAP

1 Summary of significant accounting policies (continued)

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

     Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	4%

     The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through recent acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)	the expected long-term return on pension fund assets, and

(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the expected cost for personal injury claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Notes to Consolidated Financial Statements	Canadian GAAP

1 Summary of significant accounting policies (continued)

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Gains or losses on such instruments entered into for the purpose of hedging financial risk exposures are deferred and amortized in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards and retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy, as explained in Note 2 – Accounting changes. For awards of conventional and performance-based employee stock options granted before January 1, 2002, the Company did not record compensation cost, and any consideration paid by employees on the exercise of stock options was recorded as share capital.

2 Accounting changes

2004

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policies under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003. This section provides new accounting guidance as to what constitutes GAAP in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP.

     The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

     For the year ended December 31, 2004, net income increased by $312 million ($464 million before tax), as a result of the change in the capitalization policy.

2003

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value based approach recommended by CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. For the year ended December 31, 2002, the restatement had the effect of decreasing net income by $18 million ($0.06 per basic and diluted share), through increased labor and fringe benefits expense. The restatement also had the effect of increasing the book value of common shares and decreasing retained earnings by $18 million at December 31, 2002.

     In 2002, prior to the adoption of the fair value based approach, the Company had applied the intrinsic value method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002 and as a result, no compensation cost had been recognized for the year ended December 31, 2002 as no performance-based employee stock options were granted. For awards of conventional and performance-based employee stock options granted before January 1, 2002, the Company did not record compensation cost, and any consideration paid by employees on the exercise of stock options was recorded as share capital.

     The Company granted 3.0 million and 4.8 million stock options during 2003 and 2002, respectively, which will be expensed over their vesting period based on their estimated fair values on the date of grant, determined using the Black-Scholes option-pricing model. For the years ended December 31, 2003 and 2002, the Company recognized compensation cost of $50 million and $18 million, respectively.

Notes to Consolidated Financial Statements	Canadian GAAP

2 Accounting changes (continued)

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, for the year ended December 31, 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims was accrued to the extent they were reasonably estimable.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     In 2002, the Company’s U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

     On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

     On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets,” of the CICA Handbook. As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition, which is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

In millions	July 14, 2004

Current assets	$202
Deferred income taxes	397
Properties	620
Other assets	3

Total assets acquired	1,222

Current liabilities	76
Other liabilities and deferred credits	142
Long-term debt	13

Total liabilities assumed	231

Net assets acquired	$991

Notes to Consolidated Financial Statements	Canadian GAAP

3 Acquisitions (continued)

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

     As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

     On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting. As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of GLT’s assets acquired and liabilities assumed at acquisition, which is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

In millions	May 10, 2004

Current assets	$67
Properties	977
Intangible and other assets	87

Total assets acquired	1,131

Current liabilities	64
Deferred income taxes	290
Other liabilities and deferred credits	230

Total liabilities assumed	584

Net assets acquired	$547

4 Accounts receivable

In millions	December 31,	2004	2003

Freight
Trade		$414	$252
Accrued		93	55
Non-freight		356	277

		863	584
Provision for doubtful accounts		(70)	(55)

		$793	$529

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income included $9 million in each of 2004, 2003 and 2002, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

5 Properties

In millions	December 31, 2004			December 31, 2003

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Track, roadway and land	$16,105	$3,697	$12,408	$15,094	$3,544	$11,550
Rolling stock	4,059	1,466	2,593	3,658	1,399	2,259
Buildings	1,915	771	1,144	1,773	817	956
Other	1,057	514	543	898	505	393

	$23,136	$6,448	$16,688	$21,423	$6,265	$15,158

Capital leases included in properties
Track and roadway	$395	$7	$388	$41	$4	$37
Rolling stock	1,155	265	890	1,213	275	938
Buildings	110	6	104	21	4	17
Other	119	7	112	105	7	98

	$1,779	$285	$1,494	$1,380	$290	$1,090

Notes to Consolidated Financial Statements	Canadian GAAP

6 Intangible and other assets

In millions	December 31,	2004	2003

Prepaid benefit cost (Note 13)		$515	$411
Investments (A)		166	367
Intangible assets (B)		69	-
Deferred receivables		77	69
Note receivable from EWS		57	-
Unamortized debt issue costs		35	35
Other		10	18

		$929	$900

A. Investments

As at December 31, 2004, the Company had $157 million ($356 million at December 31, 2003) of investments accounted for under the equity method and $9 million ($11 million at December 31, 2003) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2004, the Company owned approximately 32% of EWS, a company which provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2004, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment was not significant.

     On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and a note receivable of £23.9 million (Cdn$58 million) from EWS. The note receivable is due in 2009, carries interest at 8% and is redeemable in whole or in part at any time by EWS, at the principal amount together with accrued but unpaid interest up to the date of repayment.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through the GLT acquisition.

7 Credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005, which it intends to renew before such date. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. The Company has been in compliance with these financial covenants. The Company's borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 at an average interest rate of 1.49% were entirely repaid in the first quarter of 2004. At December 31, 2004, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$108 million) at an average interest rate of 2.77% and letters of credit drawn of $342 million.

     The Company’s commercial paper program is backed by its revolving credit facility. As at December 31, 2004, the Company had U.S.$211 million (Cdn$254 million) of commercial paper outstanding at an average interest rate of 2.37%, compared to no commercial paper outstanding as at December 31, 2003.

8 Accounts payable and accrued charges

In millions	December 31,	2004	2003

Trade payables		$491	$444
Income and other taxes		310	270
Payroll-related accruals		259	205
Accrued charges		179	131
Accrued interest		106	94
Personal injury and other claims provision		118	123
Workforce reduction provisions		90	89
Other		52	65

		$1,605	$1,421

Notes to Consolidated Financial Statements	Canadian GAAP

9 Other liabilities and deferred credits

In millions	December 31,	2004	2003

Personal injury and other claims
provision, net of current portion		$524	$467
Workforce reduction provisions,
net of current portion (A)		149	136
Accrual for post-retirement benefits
other than pensions (B)		284	139
Accrued benefit cost for
pensions (Note 13)		156	126
Environmental reserve, net of current
portion		93	62
Deferred credits and other		282	223

		$1,488	$1,153

A. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next five years. In 2004, liabilities assumed through recent acquisitions and other charges and adjustments increased the provisions by $107 million. Payments have reduced the provisions by $93 million for the year ended December 31, 2004 ($155 million for the year ended December 31, 2003). As at December 31, 2004, the aggregate provisions, including the current portion, amounted to $239 million ($225 million as at December 31, 2003).

     In 2002, the Company had announced 1,146 job reductions in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. Reductions relating to this charge were completed in 2003.

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,	2004	2003

Benefit obligation at beginning of year		$309	$311
Acquisition of GLT and BC Rail		151	-
Amendments		(12)	8
Actuarial (gain) loss		(111)	29
Interest cost		17	18
Service cost		8	5
Foreign currency changes		(25)	(44)
Benefits paid		(18)	(18)

Benefit obligation at end of year		$319	$309

The Company uses a measurement date of September 30 for its U.S. plans and December 31 for its Canadian plans.

(ii) Funded status

In millions	December 31,	2004	2003

Unfunded benefit obligation at end of year		$319	$309
Unrecognized net actuarial gain (loss)		6	(112)
Unrecognized prior service cost		(16)	(33)

Accrued benefit cost for post-retirement
benefits other than pensions
(Including current portion)		$309	$164

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2004	2003	2002

Current service cost - employer portion		$8	$5	$4
Interest cost		17	18	15
Plan amendments		(12)	8	18
Actuarial loss (gain) on accrued benefit
obligation		(111)	29	95

Cost arising in the period		(98)	60	132
Difference between cost arising in the period
and cost recognized in the period in respect of:
Actuarial loss (gain)		112	(22)	(92)
Plan amendments		15	(5)	(15)

Net periodic benefit cost		$29	$33	$25

(iv) Weighted-average assumptions

December 31,	2004	2003	2002

To determine benefit obligation
Discount rate	5.90%	6.00%	6.69%
Rate of compensation increase	3.75%	3.75%	4.00%
To determine net periodic benefit cost
Discount rate	6.00%	6.69%	7.14%
Rate of compensation increase	3.75%	4.00%	4.00%

Notes to Consolidated Financial Statements	Canadian GAAP

9 Other liabilities and deferred credits (continued)

(v) For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 14% for 2005 and 15% for 2004. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$2	$(2)
Effect on benefit obligation	28	(24)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to guidance by the Financial Accounting Standards Board (FASB) in the United States, adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated post-retirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2005	$20
2006	21
2007	22
2008	22
2009	23
Years 2010 to 2014	130

Notes to Consolidated Financial Statements	Canadian GAAP

10 Long-term debt

			Currency in which payable	December 31,
In millions		Maturity		2004	2003

Debentures and notes: (A)

Canadian National series:
7.00%	10-year notes	March 15, 2004	U.S.$	$-	$344
6.45%	Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	301	324
4.25%	5-year notes (C)	August 1, 2009	U.S.$	361	-
6.38%	10-year notes (C)	Oct. 15, 2011	U.S.$	482	518
4.40%	10-year notes (C)	March 15, 2013	U.S.$	482	518
6.80%	20-year notes (C)	July 15, 2018	U.S.$	241	259
7.63%	30-year debentures	May 15, 2023	U.S.$	181	194
6.90%	30-year notes (C)	July 15, 2028	U.S.$	572	615
7.38%	30-year debentures (C)	Oct. 15, 2031	U.S.$	241	259
6.25%	30-year notes (C)	August 1, 2034	U.S.$	602	-

Illinois Central series:
7.75%	10-year notes	May 1, 2005	U.S.$	120	129
6.98%	12-year notes	July 12, 2007	U.S.$	60	65
6.63%	10-year notes	June 9, 2008	U.S.$	24	26
5.00%	99-year income debentures	Dec. 1, 2056	U.S.$	9	10
7.70%	100-year debentures	Sep. 15, 2096	U.S.$	151	162

Wisconsin Central series:
6.63%	10-year notes	April 15, 2008	U.S.$	181	194

				4,008	3,617
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)		July 14, 2094	CDN$	843	-

Total debentures and notes				4,851	3,617

Other:
Revolving credit facility (A) (Note 7)			U.S.$	108	233
Commercial paper (E) (Note 7)			U.S.$	254	-
Capital lease obligations and other (F)			Various	805	822

Total other				1,167	1,055

				6,018	4,672
Less:
Current portion of long-term debt				578	483
Net unamortized discount				854	14

				1,432	497

				$4,586	$4,175

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

Notes to Consolidated Financial Statements	Canadian GAAP

10 Long-term debt (continued)

D. The Company records these notes as a discounted debt of $5 million, using an imputed interest rate of 5.75% . The discount of $838 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. At December 31, 2004, the amounts outstanding under both the revolving credit facility and the commercial paper program have been presented as short-term debt given the maturity in December 2005 of the revolving credit facility. During 2003, the commercial paper debt was due within one year but was classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility.

F. Interest rates for the capital leases range from approximately 2.23% to 13.13% with maturity dates in the years 2005 through 2025. The imputed interest on these leases amounted to $342 million as at December 31, 2004 and $395 million as at December 31, 2003.

     The capital lease obligations are secured by properties with a net carrying amount of $1,054 million as at December 31, 2004 and $1,091 million as at December 31, 2003.

     During 2004, the Company recorded $160 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($47 million in 2003). An equivalent amount was recorded in debt.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2004, for the next five years and thereafter, are as follows:

In millions

2005	$578
2006	376
2007	154
2008	230
2009	427
2010 and thereafter	3,399

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2004 is U.S.$4,022 million (Cdn$4,845 million) and U.S.$3,273 million (Cdn$4,236 million) as at December 31, 2003.

I. The Company has U.S.$200 million available under its currently effective shelf prospectus and registration statement providing for the issuance of debt securities in one or more offerings.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2004, the Company issued 2.9 million shares (2.9 million shares in 2003 and 2.7 million shares in 2002) related to stock options exercised. The total number of common shares issued and outstanding was 283.1 million as at December 31, 2004.

      In 2002, the Company issued 9.0 million common shares related to the conversion of the Company’s convertible preferred securities.

C. Convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$25.65 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 9.0 million common shares of the Company.

      In 1999, the Company had issued 6.9 million 5.25% Securities due on June 30, 2029, at U.S.$33.33 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$25.65 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2004, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

Notes to Consolidated Financial Statements	Canadian GAAP

11 Capital stock and convertible preferred securities (continued)

      The Company’s previous share repurchase program initiated in 2002 allowed for the repurchase of up to 19.5 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. By October 2003, the Company had completed its program, repurchasing 19.5 million common shares for $859 million, at an average price of $44.04 per share (15.0 million and 4.5 million shares in 2003 and 2002, respectively).

E. Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

Employee share investment plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2004 was 10,073 employees (8,894 at December 31, 2003 and 8,911 at December 31, 2002). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 723,663 in 2004, 855,210 in 2003 and 746,189 in 2002, resulting in a pre-tax charge to income of $11 million, $8 million and $9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-based plans

Compensation cost for awards under all stock-based plans was $84 million, $50 million and $18 million for the years ended December 31, 2004, 2003 and 2002, respectively.

A. Restricted share units

In 2004, the Company granted approximately 1.2 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2006. If specified targets related to the Company’s 20-day average share price are attained during any period ending on or after December 31, 2005, payout can be accelerated. For the year ended December 31, 2004, the Company recorded compensation cost of $36 million for RSUs.

B. Mid-term incentive share unit plan

The mid-term incentive share unit plan, approved by the Board of Directors in 2001, entitled designated senior management employees to receive payout on June 30, 2004. The share units vested conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. On June 30, 2004, upon the partial attainment of these targets, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date. For the year ended December 31, 2003, the Company recorded compensation cost of $7 million related to the plan and no compensation cost was recorded for 2002.

C. Voluntary incentive deferral plan

The Company has a voluntary incentive deferral plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). For each participant, the Company will grant 25% of DSUs, which will vest over a period of 4 years. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. The value of each participant’s DSUs is payable in cash at the time of cessation of employment.

Notes to Consolidated Financial Statements	Canadian GAAP

12 Stock plans (continued)

      At December 31, 2004, the total liability under the VIDP was $22 million, representing 354,745 units outstanding under the plan. For the year ended December 31, 2004, the Company recognized an expense of $7 million related to the plan.

D. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2004, an additional 1.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2004 were 8.9 million, 1.3 million and 2.9 million, respectively.

      Changes in the Company’s stock options are as follows:

	Number of options	Weighted- average exercise price

	In millions

Outstanding at December 31, 2001 (1)	14.9	$29.08
Granted	4.8	$51.19
Canceled and expired	(0.3)	$37.99
Exercised	(2.7)	$26.11

Outstanding at December 31, 2002 (1)	16.7	$35.67
Granted	3.0	$40.95
Canceled and expired	(0.6)	$45.11
Exercised	(2.9)	$26.60

Outstanding at December 31, 2003 (1)	16.2	$37.16
Granted	-	-
Canceled and expired	(0.2)	$42.58
Exercised	(2.9)	$28.70

Outstanding at December 31, 2004 (1)	13.1	$38.85

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

Notes to Consolidated Financial Statements	Canadian GAAP

12 Stock plans (continued)

     Stock options outstanding and exercisable as at December 31, 2004 were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$9.00–$16.02	0.2	1	$15.40	0.2	$15.40
$18.13–$27.08	1.6	4	$23.33	1.6	$23.33
$27.31–$33.35	4.1	5	$32.10	3.3	$31.82
$37.17–$49.21	3.1	8	$40.98	1.1	$41.03
$51.05–$58.44	4.1	7	$51.19	2.0	$51.20

Balance at December 31, 2004 (1)	13.1	6	$38.85	8.2	$35.55

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

At December 31, 2003 and 2002, the Company had 7.5 million and 7.4 million options exercisable at a weighted-average exercise price of $31.39 and $29.34, respectively.

Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2002 was determined using the fair value based approach in accordance with the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” as explained in Note 2 - Accounting changes. Compensation cost recognized for stock option awards was $28 million, $43 million and $18 million in 2004, 2003 and 2002, respectively.

      Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31,	2004	(1)	2003	2002

Expected option life (years)	-		5.0	7.0
Risk-free interest rate	-		4.12%	5.79%
Expected stock price volatility	-		30%	30%
Average dividend per share	-		$0.67	$0.57

Year ended December 31,	2004	(1)	2003	2002

Weighted average fair value of options
granted	$-		$11.88	$20.65

(1) The Company did not grant any stock option awards in 2004.

13 Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Pension Plan), unless otherwise specified.

Description of Pension Plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Pension Plan.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2003 and indicated a funding excess. Total contributions for all of the Company’s pension

Notes to Consolidated Financial Statements	Canadian GAAP

13 Pensions (continued)

plans are expected to be approximately $120 million in each of 2005, 2006 and 2007 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Pension Plan have a fair market value of $12,256 million as at December 31, 2004 ($11,573 million at December 31, 2003). The Pension Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2004 and 2003, by asset category are as follows:

Plan assets by category

		December 31,
	Target
	Allocation	2004	2003

Equity securities	53%	56%	56%
Debt securities	40%	34%	38%
Real estate	4%	3%	3%
Other	3%	7%	3%

	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries.

Weighted-average assumptions

December 31,	2004	2003	2002

To determine benefit obligation
Discount rate	5.75%	6.00%	6.50%
Rate of compensation increase	3.75%	3.75%	4.00%

To determine net periodic benefit cost
Discount rate	6.00%	6.50%	6.50%
Rate of compensation increase	3.75%	4.00%	4.00%
Expected return on plan assets	8.00%	8.00%	9.00%

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans:

(a) Change in benefit obligation

In millions	Year ended December 31,	2004	2003

Benefit obligation at beginning of year		$12,020	$11,376
Acquisition of GLT and BC Rail		684	-
Interest cost		733	720
Actuarial loss		349	482
Service cost		124	103
Plan participants’ contributions		55	60
Foreign currency changes		(23)	(26)
Benefit payments and transfers		(805)	(695)

Benefit obligation at end of year		$13,137	$12,020

(b) Change in plan assets

In millions	Year ended December 31,	2004	2003

Fair value of plan assets at beginning of year		$11,671	$11,182
Acquisition of GLT and BC Rail		611	-
Employer contributions		165	90
Plan participants’ contributions		55	60
Foreign currency changes		(15)	(15)
Actual return on plan assets		1,371	1,049
Benefit payments and transfers		(805)	(695)

Fair value of plan assets at end of year		$13,053	$11,671

Notes to Consolidated Financial Statements	Canadian GAAP

13 Pensions (continued)

(c) Funded status

In millions	December 31,	2004	2003

Deficiency of fair value of plan assets
over benefit obligation at end of year (1)		$(84)	$(349)
Unrecognized net actuarial loss (1)		368	540
Unrecognized prior service cost		75	94

Net amount recognized		$359	$285

(1) Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2004	2003

Prepaid benefit cost (Note 6)		$515	$411
Accrued benefit cost (Note 9)		(156)	(126)

Net amount recognized		$359	$285

The accumulated benefit obligation for all defined benefit pension plans was $12,450 million and $11,381 million at December 31, 2004, and 2003, respectively.

(e) Components of net periodic benefit cost

In millions	Year ended December 31,	2004	2003	2002

Current service cost - employer portion		$124	$103	$108
Interest cost		733	720	722
Actual return on plan assets		(1,371)	(1,049)	39
Actuarial loss (gain) on accrued benefit
obligation		349	482	(86)

Cost arising in the period		(165)	256	783
Difference between cost arising in the period
and cost recognized in the period in respect of:
Return on plan assets		514	230	(913)
Actuarial loss (gain)		(346)	(478)	88
Transition obligation		-	19	20
Plan amendments		19	22	22

Net periodic benefit cost		$22	$49	$-

(f) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2005	$957
2006	821
2007	845
2008	869
2009	893
Years 2010 to 2014	4,760

14 Interest expense

In millions	Year ended December 31,	2004	2003	2002

Interest on debt and capital leases		$282	$318	$353
Interest income		-	(1)	-

		$282	$317	$353

Cash interest payments		$282	$327	$390

15 Other income (loss)

In millions	Year ended December 31,	2004	2003	2002

Gain on disposal of properties		$32	$56	$41
Equity in earnings of English Welsh
and Scottish Railway (Note 6)		(4)	17	33
Investment income		5	1	18
Foreign exchange gain (loss)		(2)	(3)	12
Net real estate costs		(18)	(19)	(15)
Other		(33)	(31)	(13)

		$(20)	$21	$76

16 Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2004	2003	2002

Federal tax rate		22.1%	24.1%	26.1%
Income tax expense at the statutory
Federal tax rate		$(426)	$(258)	$(219)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(272)	(144)	(97)
Deferred income tax adjustments
due to rate enactments		2	(33)	-
Gain on disposals and dividends		10	11	6
Adjustments to prior years'
income taxes (1)		11	44	-
Other		44	42	42

Income tax expense		$(631)	$(338)	$(268)

Cash payments for income taxes		$92	$86	$65

(1) Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Notes to Consolidated Financial Statements	Canadian GAAP

16 Income taxes (continued)

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2004	2003	2002

Income before income taxes
Canada		$1,552	$1,052	$882
U.S.		376	20	(61)

		$1,928	$1,072	$821

Current income taxes
Canada		$(222)	$(94)	$(130)
U.S.		(8)	(12)	18

		$(230)	$(106)	$(112)

Deferred income taxes
Canada		$(279)	$(244)	$(161)
U.S.		(122)	12	5

		$(401)	$(232)	$(156)

      Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2004	2003

Deferred income tax assets
Workforce reduction provisions		$86	$81
Personal injury claims and other reserves		190	252
Post-retirement benefits		115	61
Losses and tax credit carryforwards		278	81

		669	475

Deferred income tax liabilities
Net prepaid benefit cost for pensions		121	102
Properties and other		3,746	3,613

		3,867	3,715

Total net deferred income tax liability		$3,198	$3,240

Total net deferred income tax liability
Canada		$644	$630
U.S.		2,554	2,610

		$3,198	$3,240

Total net deferred income tax liability		$3,198	$3,240
Net current deferred income tax asset		393	125

Long-term deferred income tax liability		$3,591	$3,365

      It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2004, the Company had $794 million of operating loss carryforwards, mainly resulting from the BC Rail acquisition, available to reduce future taxable income expiring between 2005 and 2023.

      The Company recognized tax credits of $4 million in 2004 for research and development expenditures ($15 million in 2003 and $9 million in 2002) not previously recognized, which reduced the cost of properties.

17 Segmented information

The Company operates in one business segment with operations in Canada and the United States.

Information on geographic areas

In millions	Year ended December 31,	2004	2003	2002

Revenues
Canada		$4,126	$3,707	$3,726
U.S.		2,422	2,177	2,384

		$6,548	$5,884	$6,110

In millions	December 31,	2004	2003

Properties
Canada		$7,449	$6,376
U.S.		9,239	8,782

		$16,688	$15,158

18 Earnings per share

Year ended December 31,	2004	2003	2002

Basic earnings per share	$4.55	$2.56	$1.85
Diluted earnings per share	$4.48	$2.52	$1.82

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2004	2003	2002

Net income		$1,297	$734	$553
Dividends on convertible preferred
securities (Note 11)		-	-	6

		$1,297	$734	$547

Weighted-average shares outstanding		285.1	286.8	295.0
Effect of dilutive securities
and stock options		4.5	3.9	9.2

Weighted-average diluted
shares outstanding		289.6	290.7	304.2

      For the years ended December 31, 2004, 2003 and 2002, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact was 0.2 million, 6.8 million and 4.8 million, respectively. The 2003 and 2002 figures have been adjusted for the three-for-two common stock split (see Note 11(E)).

Notes to Consolidated Financial Statements	Canadian GAAP

19 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2004, the Company’s commitments under operating and capital leases were $992 million and $1,103 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2005	$206	$113
2006	194	106
2007	146	130
2008	116	52
2009	90	93
2010 and thereafter	240	609

	$992	1,103
Less: imputed interest on capital
leases at rates ranging from
approximately 2.23% to 13.13%		342

Present value of minimum lease payments
included in debt		$761

      Rent expense for operating leases was $242 million, $230 million and $269 million for the years ended December 31, 2004, 2003 and 2002, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $194 million. Furthermore, as at December 31, 2004, the Company had outstanding information technology service contracts of $18 million and agreements with fuel suppliers to purchase approximately 56% of its anticipated 2005 volume, 19% of its anticipated 2006 volume, and 2% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

      In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period.

      In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As at December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

      Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

Notes to Consolidated Financial Statements	Canadian GAAP

19 Major commitments and contingencies (continued)

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability at December 31, 2004 will be paid out over the next five years.

      In addition, related environmental capital expenditures were $13 million in 2004, $23 million in 2003 and $19 million in 2002. The Company expects to incur capital expenditures relating to environmental matters of approximately $20 million in 2005, $17 million in 2006 and $16 million in 2007.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      Effective January 1, 2003, the Company is required to disclose its obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2004, the maximum exposure in respect of these guarantees was $97 million, of which $6 million has been recorded. The Company has issued guarantees for which the fair value at December 31, 2004 was $2 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $439 million of which $359 million was for workers’ compensation and other employee benefits and $80 million was for equipment under leases and other.

Notes to Consolidated Financial Statements	Canadian GAAP

19 Major commitments and contingencies (continued)

      As at December 31, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2007.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      In 2004 and 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees. For guarantees for which the fair value was estimable, it was determined to be $1 million. There are no recourse provisions to recover any amounts from third parties.

20 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

      The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2004. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, in the fourth quarter of 2004, the Company did not enter into any swap positions on crude and heating oil. At December 31, 2004, the Company had hedged approximately 50% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S. $0.89 per U.S. gallon.

Notes to Consolidated Financial Statements	Canadian GAAP

20 Financial instruments (continued)

      Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $112 million, $49 million, and $3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

      As a result of fuel hedging activities, the Company had an unrealized gain of $92 million at December 31, 2004 compared to an unrealized gain of $38 million at December 31, 2003.

(iii) Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106% . The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004 and recorded the gain into income, as a reduction of interest expense.

(iv) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

      For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar denominated long-term debt are recorded in Currency translation, which forms part of Shareholders’ equity.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2004 and 2003 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2004		December 31, 2003

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Investments	$166	$220	$367	$420

Financial liabilities
Long-term debt
(including current portion)	$5,164	$5,857	$4,658	$5,128

Notes to Consolidated Financial Statements	Canadian GAAP

21 Reconciliation of Canadian and United States generally accepted accounting principles

The Consolidated financial statements of the Company are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects, with U.S. GAAP except as follows:

A. Reconciliation of net income

The application of U.S. GAAP would have the following effects on the net income as reported:

In millions	Year ended December 31,	2004	2003	2002

Net income – Canadian GAAP		$1,297	$734	$553
Adjustments in respect of:
Property capitalization, net of depreciation		(81)	384	363
Stock-based compensation cost		19	27	9
Interest expense		(12)	-	-
Income tax rate enactments		3	(46)	-
Interest on convertible preferred securities		-	-	(9)
Income tax (expense) recovery on current year U.S. GAAP
adjustments		32	(133)	(116)

Income before cumulative effect of change in accounting policy		1,258	966	800
Cumulative effect of change in accounting policy (net of
applicable taxes)		-	48	-

Net income – U.S. GAAP		$1,258	$1,014	$800

(i) Property capitalization

Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform with the CICA Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003, as explained in Note 2 – Accounting changes.

      The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

      This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policy. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

(ii) Interest expense

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive loss and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

(iii) Stock-based compensation cost

As explained in Note 2, effective January 1, 2003, the Company adopted the fair value based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted,

Notes to Consolidated Financial Statements	Canadian GAAP

21 Reconciliation of Canadian and United States generally accepted accounting principles (continued)

modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the interest on the Securities until July 3, 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(v) Income tax expense

The provincial and federal governments enact new corporate tax rates resulting in either lower or higher tax liabilities under both U.S. and Canadian GAAP. The difference in the deferred income tax expense or recovery recorded is a function of the net deferred income tax liability position, which is larger under U.S. GAAP due essentially to the difference in the property capitalization policy prior to 2004. In addition, under U.S. GAAP, the resulting deferred income tax expense or recovery is recorded when the rates are enacted, whereas under Canadian GAAP, when they are substantively enacted. In 2004, under U.S. GAAP, the Company recorded a decrease to its net deferred income tax liability of $5 million resulting from the enactment of lower corporate tax rates in the province of Alberta, with the corresponding decrease of $2 million under Canadian GAAP. In 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in income and Other comprehensive loss, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million.

(vi) Cumulative effect of change in accounting policy

In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

B. Earnings per share

The earnings per share calculation under Canadian GAAP differs from U.S. GAAP essentially due to differences in the earnings figures:

(i) Basic earnings per share

Year ended December 31,	2004	2003	2002

Income before cumulative effect of
change in accounting policy - U.S. GAAP	$4.41	$3.38	$2.71
Cumulative effect of change in
accounting policy	-	0.16	-

Net income - U.S. GAAP	$4.41	$3.54	$2.71

Weighted-average number of
common shares outstanding
(millions) - U.S. GAAP	285.1	286.8	295.0

(ii) Diluted earnings per share

Year ended December 31,	2004	2003	2002

Income before cumulative effect of
change in accounting policy - U.S. GAAP	$4.34	$3.33	$2.65
Cumulative effect of change in
accounting policy	-	0.16	-

Net income - U.S. GAAP	$4.34	$3.49	$2.65

Weighted-average number of
common shares outstanding
(millions) - U.S. GAAP	289.9	290.7	304.2

Notes to Consolidated Financial Statements	Canadian GAAP

21 Reconciliation of Canadian and United States generally accepted accounting principles (continued)

C. Reconciliation of significant balance sheet items

In millions	December 31 2004	December 31 2003

Current assets - Canadian GAAP	$1,654	$1,092
Derivative instruments	81	33
Deferred income taxes related to derivative instruments	(29)	-
Other	4	2

Current assets - U.S. GAAP	$1,710	$1,127

Properties - Canadian GAAP	$16,688	$15,158
Property capitalization, net of depreciation	2,952	3,072
Cumulative effect of change in accounting policy	75	75

Properties - U.S. GAAP	$19,715	$18,305

Intangible and other assets - Canadian GAAP	$929	$900
Derivative instruments	11	5

Intangible and other assets - U.S. GAAP	$940	$905

Deferred income tax liability - Canadian GAAP	$3,591	$3,365
Cumulative effect of prior years’ adjustments to income	1,204	1,071
Income taxes on current year U.S. GAAP adjustments to income	(32)	133
Income taxes on cumulative effect of change in accounting policy	27	27
Income taxes on translation of Canadian to U.S. GAAP adjustments	(28)	(15)
Income taxes on minimum pension liability adjustment	(7)	(10)
Income taxes on derivative instruments	1	12
Income taxes on settlement of interest rate swaps recorded in Other comprehensive loss	4	-
Income tax rate enactments	(41)	(38)
Other	4	5

Deferred income tax liability - U.S. GAAP	$4,723	$4,550

Other liabilities and deferred credits - Canadian GAAP	$1,488	$1,153
Stock-based compensation	-	20
Minimum pension liability	22	30
Other	3	-

Other liabilities and deferred credits - U.S. GAAP	$1,513	$1,203

Notes to Consolidated Financial Statements	Canadian GAAP

21 Reconciliation of Canadian and United States generally accepted accounting principles (continued)

In millions	December 31 2004	December 31 2003

Common shares - Canadian GAAP	$3,587	$3,530
Capital reorganization	1,300	1,300
Stock-based compensation	18	17
Foreign exchange loss on convertible preferred securities	12	12
Costs related to the sale of shares	(33)	(33)
Share repurchase program	(178)	(162)

Common shares - U.S. GAAP	$4,706	$4,664

Contributed surplus - Canadian GAAP	$164	$166
Dividend in kind with respect to land transfers	248	248
Costs related to the sale of shares	33	33
Other transactions and related income tax effect	18	18
Share repurchase program	26	24
Capital reorganization	(489)	(489)

Contributed surplus - U.S. GAAP	$-	$-

Currency translation - Canadian GAAP	$(80)	$(38)
Unrealized foreign exchange loss on translation of
Canadian to U.S. GAAP adjustments, net of applicable taxes	(89)	(63)
Derivative instruments, net of applicable taxes	62	26
Unamortized gain on settlement of interest rate swaps, net of applicable taxes	8	-
Income tax rate enactments	(34)	(34)
Minimum pension liability adjustment, net of applicable taxes	(15)	(20)

Accumulated other comprehensive loss - U.S. GAAP	$(148)	$(129)

Retained earnings - Canadian GAAP	$3,676	$2,822
Cumulative effect of prior years’ adjustments to income	1,928	1,696
Cumulative effect of change in accounting policy	48	48
Current year adjustments to net income	(39)	232
Share repurchase program	152	138
Cumulative dividend on convertible preferred securities	38	38
Capital reorganization	(811)	(811)
Dividend in kind with respect to land transfers	(248)	(248)
Other transactions and related income tax effect	(18)	(18)

Retained earnings - U.S. GAAP	$4,726	$3,897

(i) Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

      Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Common shares.

      Under Canadian GAAP, the cost resulting from the repurchase of shares was allocated first to Common shares, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the cost would have been allocated to Common shares followed by Retained earnings.

      For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive loss, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

Notes to Consolidated Financial Statements	Canadian GAAP

21 Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(ii) Minimum pension liability adjustment

At each measurement date, if the Company’s pension plans have an accumulated benefit obligation in excess of the fair value of the plan assets, under U.S. GAAP, this gives rise to an additional minimum pension liability. As a result, an intangible asset is recognized up to the amount of the unrecognized prior service cost and the difference is recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

(iii) Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

22 Comparative figures

Certain figures, previously reported for 2003 and 2002, have been reclassified to conform with the basis of presentation adopted in the current year.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004 and BC Rail as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments and stock-based compensation. A reconciliation of the Canadian to U.S. GAAP financial statements is provided in Note 21 to the Company’s Consolidated Financial Statements. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In such instances, the reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2004 Annual Consolidated Financial Statements and notes thereto.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 19,300 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven commodity groups consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2004, no individual commodity group accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2004, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 23% from Canadian domestic traffic and 20% from overseas traffic. The Company originates approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN’s business strategy is guided by five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

OVERVIEW

For 2005 and the foreseeable future, CN’s challenge is to remain at the forefront of rail industry financial performance and to build value for shareholders and customers by aiming to make the railroad the continent’s best-performing transportation company.

CN’s plan is premised on the deployment of its business model to generate quality revenues, while leveraging capacity and maintaining its current level of plant quality.

The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the IMX initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing.

CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single line service afforded by these transactions have been improved transit and cycle times for freight cars and the penetration of new markets.

The acquisition of GLT in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the United States steel industry in the midst of a strong recovery. The purchase of BC Rail in July 2004 not only grew CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia, where the Port of Prince Rupert has the potential to become an important gateway for traffic moving to and from Asia and the heartland of North America.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

      Over the past five years, the Company has also invested heavily in new locomotives and freight cars, extended sidings and centralized traffic control to permit the operation of longer, more efficient trains. These strategic initiatives have improved service, reduced costs and created a fluid North American rail network that can accommodate business growth at low incremental cost. The Company intends to continue to make targeted capital expenditures to improve plant capacity as warranted by market conditions and satisfactory returns on investment.

      The Company intends to pursue further operating efficiencies by optimizing its workforce, improving asset utilization, reducing accidents and related costs, and continuing to focus on legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements for carload freight and pursues co-production initiatives to further improve service, generate system capacity and gradually reduce costs.

      The Company’s ultimate goal is to generate profitable, sustainable growth at low incremental cost by striving to improve yield and increase market share to maximize its return on assets.

Financial highlights

In millions, except per share data	2004	2003	2002

Financial results
Revenues	$6,548	$5,884	$6,110
Operating income	$2,230	$1,368	$1,098
Net income	$1,297	$734	$553

Operating ratio	65.9%	76.8%	82.0%

Basic earnings per share	$4.55	$2.56	$1.85
Diluted earnings per share	$4.48	$2.52	$1.82

Dividend declared per share	$0.78	$0.67	$0.57

Financial position
Total assets	$19,271	$17,150	$18,924
Total long-term financial liabilities	$9,665	$8,693	$10,108

FINANCIAL RESULTS

Change in property capitalization policy

Effective January 1, 2004, the Company changed its capitalization policy, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003, as explained in Note 2 – Accounting changes, of the Company’s Annual Consolidated Financial Statements.

      The Company’s accounting for Properties had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized. The change in policy had the effect of decreasing 2004 operating expenses by $464 million, $312 million after tax.

2004 compared to 2003

In 2004, net income increased by $563 million, or 77%, when compared to 2003, with diluted earnings per share rising 78%. Excluding the change in capitalization policy as discussed herein, net income increased by $251 million, or 34%, when compared to 2003.

     Revenues increased by $664 million, or 11%, due to the inclusion of $351 million of GLT and BC Rail revenues, core business growth in a strong North American economy, and an improved Canadian grain crop, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues of $255 million.

     Operating expenses decreased by $198 million, or 4%. The decrease was mainly due to the change in the property capitalization policy, which mainly affected labor, purchased services and material,

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

and casualty and other, the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses of $170 million and lower equipment rents. Partly offsetting the decrease was the inclusion of GLT and BC Rail expenses of $228 million, and otherwise higher labor and fringe benefits, increased fuel costs and higher casualty and other expense.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 65.9% in 2004 compared to 76.8% in 2003, a 10.9-point betterment, mainly due to the change in the property capitalization policy.

     The results for the year ended December 31, 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004. Also in 2004, a strike by the Company’s employees represented by the Canadian Auto Workers (CAW) union (the “CAW strike”) in the first quarter, negatively impacted operating income and net income by $35 million and $24 million, respectively. The significant appreciation in the Canadian dollar relative to the U.S. dollar which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses, resulted in a reduction in net income of approximately $45 million for 2004.

      For the year ended December 31, 2003, the Company’s results of operations included a fourth-quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario.

2004 compared to 2003 – Adjusted performance measures

The year ended December 31, 2003 included an item impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth-quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates, as discussed herein.

     Excluding this item, net income was $1,297 million ($4.55 per basic share or $4.48 per diluted share) in 2004 compared to adjusted net income of $767 million ($2.67 per basic share or $2.63 per diluted share) in 2003, an increase of $530 million, or 69%.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

$ in millions, except per share data, or unless otherwise indicated

Year ended December 31,	2004		2003

	Reported	Reported	Rate enactment	Adjusted

Revenues	$6,548	$5,884	$-	$5,884
Operating expenses	4,318	4,516	-	4,516

Operating income	2,230	1,368	-	1,368

Interest expense	(282)	(317)	-	(317)
Other income (loss)	(20)	21	-	21

Income before income taxes	1,928	1,072	-	1,072
Income tax expense	(631)	(338)	33	(305)

Net income	$1,297	$734	33	$767

Operating ratio	65.9%	76.8%		76.8%

Basic earnings per share	$4.55	$2.56		$2.67
Diluted earnings per share	$4.48	$2.52		$2.63

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Revenues

Year ended December 31,	2004	2003	%Δ

Total revenues (millions)	$6,548	$5,884	11%

Rail freight:
Revenues (millions)	$6,252	$5,694	10%
RTMs (millions)	175,355	162,901	8%
Revenue/RTM (cents)	3.57	3.50	2%
Carloads (thousands)	4,654	4,177	11%
Revenue/Carload (dollars)	1,343	1,363	(1%)

Revenues for the year ended December 31, 2004 totaled $6,548 million compared to $5,884 million in 2003. The increase of $664 million, or 11%, was mainly due to the inclusion of GLT and BC Rail revenues of $351 million, strong merchandise revenue, an improved Canadian grain crop, and a higher fuel surcharge. Partially offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenue. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 8% relative to 2003. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 2% when compared to 2003. In 2004, freight revenue per revenue ton mile was positively affected by freight rate increases and an overall decrease in the average length of haul, and was negatively affected by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2004	2003	%Δ

Revenues (millions)	$1,123	$1,058	6%
RTMs (millions)	32,618	30,901	6%
Revenue/RTM (cents)	3.44	3.42	1%

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, Alberta and eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this commodity group is closely correlated with the North American economy. For the year ended December 31, 2004, revenues for this commodity group increased by $65 million, or 6%, from 2003. The increase was due to freight rate improvements in several key segments, particularly in the first half of the year, the inclusion of $25 million of BC Rail revenues (primarily sulfur), higher offshore demand for Canadian sulfur, a shift from offshore to Canadian suppliers for petroleum gas and a higher fuel surcharge. These gains were partially offset by the translation impact of the stronger Canadian dollar. Freight revenue per revenue ton mile increased by 1% due to freight rate improvements and a decrease in the average length of haul, partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Petroleum and plastics	57%
Chemicals	43%

	2000	2001	2002	2003	2004

Carloads*	512	519	587	604	637
(In thousands)

*Includes Wisconsin Central Transportation Corporation (WC) from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Metals and minerals

Year ended December 31,	2004	2003	%Δ

Revenues (millions)	$713	$527	35%
RTMs (millions)	16,421	13,876	18%
Revenue/RTM (cents)	4.34	3.80	14%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s superior rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement and aggregate producers in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2004, revenues for this commodity group increased by $186 million, or 35%, from 2003. The increase is mainly due to the inclusion of $126 million of GLT revenues, higher volumes of iron ore, largely from new business, freight rate improvements, and increased shipments of raw materials and metal bars. Partially offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 14% in 2004, mainly due to GLT shorter-haul traffic which was partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Metals	55%
Minerals	24%
Iron ore	21%

	2000	2001	2002	2003	2004

Carloads*	256	287	388	396	809
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Forest products

Year ended December 31,	2004	2003	%Δ

Revenues (millions)	$1,452	$1,284	13%
RTMs (millions)	38,414	34,516	11%
Revenue/RTM (cents)	3.78	3.72	2%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the midwest and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2004, revenues for this commodity group increased by $168 million, or 13%, from 2003. The increase was largely due to the inclusion of $85 million of BC Rail revenues (mainly lumber and panels), continued solid demand for lumber, freight rate improvements and a higher fuel surcharge. The translation impact of the stronger Canadian dollar partially offset these gains. Revenue per revenue ton mile increased by 2% in 2004 as the benefit of freight rate improvements and a positive change in traffic mix were partially offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Lumber	33%
Fibers	29%
Paper	26%
Panels	12%

	2000	2001	2002	2003	2004

Carloads*	486	501	600	594	653
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Coal

Year ended December 31,	2004	2003	%Δ

Revenues (millions)	$284	$261	9%
RTMs (millions)	13,614	13,659	-
Revenue/RTM (cents)	2.09	1.91	9%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. For the year ended December 31, 2004, revenues for this commodity group increased by $23 million, or 9%, from 2003. The increase was due to higher coal shipments to U.S. utilities and the inclusion of GLT and BC Rail revenues of $20 million, partly offset by metallurgical mine closures in western Canada and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% was mainly due to a decrease in the average length of haul and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Coal	82%
Petroleum coke	18%

	2000	2001	2002	2003	2004

Carloads*	528	517	499	471	486
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Grain and fertilizers

Year ended December 31,	2004	2003	%Δ

Revenues (millions)	$1,053	$938	12%
RTMs (millions)	39,965	35,556	12%
Revenue/RTM (cents)	2.63	2.64	-

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the year ended December 31, 2004, revenues for this commodity group increased by $115 million, or 12%, from 2003. The increase reflects higher

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Canadian wheat and barley exports, which was partially offset by weak shipments of U.S. soybeans due to tight supply, a shift in exports from the Gulf to the Pacific Northwest and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile remained flat as the benefit of freight rate improvements was offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Percentage of revenues

Food grain	28%
Oilseeds	24%
Feed grain	23%
Fertilizers	13%
Potash	12%

	2000	2001	2002	2003	2004

Carloads*	567	590	535	548	572
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Intermodal

Year ended December 31,	2004	2003	%Δ

Revenues (millions)	$1,117	$1,101	1%
RTMs (millions)	31,002	31,168	(1%)
Revenue/RTM (cents)	3.60	3.53	2%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. For the year ended December 31, 2004, revenues for this commodity group increased by $16 million, or 1%, from 2003. Revenues for 2004 benefited from heavy import volumes through the Port of Vancouver, freight rate improvements and a higher fuel surcharge. Revenues were negatively affected by the first quarter CAW strike, the closure of the Company’s smaller terminal facilities in the U.S., the discontinuance of the Roadrailer service and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2004 driven by a positive change in traffic mix and freight rate improvements that were partly offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Percentage of revenues

Domestic	52%
International	48%

	2000	2001	2002	2003	2004

Carloads*	1,121	1,103	1,237	1,276	1,202
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Automotive

Year ended December 31,	2004	2003	%Δ

Revenues (millions)	$510	$525	(3%)
RTMs (millions)	3,321	3,225	3%
Revenue/RTM (cents)	15.36	16.28	(6%)

The automotive commodity group moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2004, revenues for this commodity group decreased by $15 million, or 3%, from 2003. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by the benefit of new finished vehicle traffic that began in late 2003. Revenue per revenue ton mile decreased by 6% in 2004 due to the translation impact of the stronger Canadian dollar.

Percentage of revenues

Finished vehicles	82%
Auto parts	18%

	2000	2001	2002	2003	2004

Carloads*	318	288	307	288	295
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Other

In 2004, other revenues increased by $106 million, when compared to 2003, mainly due to revenues from GLT’s maritime division of $90 million.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Operating expenses

Operating expenses amounted to $4,318 million in 2004 compared to $4,516 million in 2003. The decrease was mainly due to the change in the property capitalization policy of $464 million, which mainly affected labor, purchased services and material, and casualty and other, the translation impact of the stronger Canadian dollar and lower equipment rents. Partly offsetting the decrease was the inclusion of GLT and BC Rail expenses of $228 million, higher labor and fringe benefits, increased fuel costs and higher casualty and other expense. The month-long CAW strike had a minimal impact on overall operating expenses for the year ended December 31, 2004 as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

In millions Year ended December 31,	2004		2003

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,838	28.0%	$1,929	32.8%
Purchased services and material	746	11.4%	879	15.0%
Depreciation and amortization	517	7.9%	472	8.0%
Fuel	528	8.1%	471	8.0%
Equipment rents	244	3.7%	299	5.1%
Casualty and other	445	6.8%	466	7.9%

Total	$4,318	65.9%	$4,516	76.8%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses decreased by $91 million, or 5%, in 2004 as compared to 2003. The decrease was mainly due to the change in the property capitalization policy of $204 million, the translation impact of the stronger Canadian dollar, the effects of a reduced workforce, lower expenses for pensions and other post-retirement benefits and wage and benefits savings during the CAW strike. Partly offsetting the decrease was the inclusion of GLT and BC Rail labor expense of $91 million, higher wages and employee benefits, including increased costs for stock-based compensation, and charges and adjustments relating to the workforce reduction provision.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses decreased by $133 million, or 15%, in 2004 as compared to 2003. The decrease was mainly due to the change in the property capitalization policy of $176 million, the translation impact of the stronger Canadian dollar and lower net expenses for operating joint facilities. Partly offsetting the decrease was the inclusion of $77 million of GLT and BC Rail expenses, higher repair and maintenance expenses, partly related to the CAW strike, and other strike-related costs.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. These expenses increased by $45 million, or 10%, in 2004 as compared to 2003. The increase was mainly due to the inclusion of GLT and BC Rail expenses of $30 million and the impact of net capital additions, partially offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $57 million, or 12%, in 2004 as compared to 2003. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, the inclusion of GLT and BC Rail expenses of $21 million and higher volumes. The increase was partly offset by the translation impact of the stronger Canadian dollar, increased productivity and a fuel excise tax refund in the second quarter.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $55 million, or 18%, in 2004 as compared to 2003. The decrease was due to higher car hire income, including that of BC Rail, the translation impact of the stronger Canadian dollar and a reduction in car hire expenses that were partly offset by higher lease expense for freight cars.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses decreased by $21 million, or 5%, in 2004 as compared to 2003. The decrease was due to the change in the property capitalization policy of $76 million and the translation impact of the stronger Canadian dollar. Partly offsetting the decrease were higher expenses for personal injuries, the inclusion of

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

GLT and BC Rail expenses of $14 million, increased environmental expenses and favorable adjustments to U.S. property taxes in 2003.

Other

Interest expense: Interest expense decreased by $35 million, or 11%, for the year ended December 31, 2004 as compared to 2003. The decrease was due to lower interest rates on issued debt to replace matured debt, a realized gain on the settlement of interest rate swaps and the translation impact of the stronger Canadian dollar that were partly offset by interest expense on debt related to the Company’s recent acquisitions.

Other income (loss): In 2004, the Company recorded a loss of $20 million compared to income of $21 million in 2003. The change from income to loss in 2004 was due to lower gains on disposal of surplus properties and lower equity income from the Company’s investment in English Welsh and Scottish Railway (EWS) as a result of restructured operations.

Income tax expense: The Company recorded income tax expense of $631 million for the year ended December 31, 2004 compared to $338 million in 2003. The effective tax rate for the year ended December 31, 2004 was 32.7% compared to 31.5% in 2003. The increase in the effective tax rate in 2004 was mainly due to higher pre-tax income generated in the current year, which was primarily a result of the change in capitalization policy.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

2003 compared to 2002

For the year ended December 31, 2003, the Company recorded consolidated net income of $734 million ($2.56 per basic share) compared to $553 million ($1.85 per basic share) for the year ended December 31, 2002. Diluted earnings per share were $2.52 for 2003 compared to $1.82 in 2002. The Company’s operating income for 2003 was $1,368 million compared to $1,098 million in 2002, and its operating ratio, defined as operating expenses as a percentage of revenues, was 76.8% in 2003 compared to 82.0% in 2002 (see discussion on adjusted performance measures herein).

2003 compared to 2002 – Adjusted performance measures

The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions.

     Excluding these items, adjusted net income was $767 million ($2.67 per basic share or $2.63 per diluted share) in 2003 compared to adjusted net income of $805 million ($2.71 per basic share or $2.65 per diluted share) for 2002, a decrease of $38 million, or 5%. Operating income for 2003 decreased by $131 million, or 9%, compared to adjusted operating income of $1,499 million for 2002. The operating ratio for 2003 was 76.8% compared to the adjusted operating ratio of 75.5% in 2002, a 1.3-point increase.

     The decrease in adjusted net income and adjusted operating income in 2003 was due to the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. This significant appreciation in the Canadian dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses and accordingly, reduced revenues, operating income and net income by approximately $380 million, $110 million and $55 million, respectively. This decrease in adjusted net income was partly offset by net deferred income tax recoveries of $44 million in 2003 relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

$ in millions, except per share data, or unless otherwise indicated

Year ended December 31,	2003			2002

	Reported	Rate enactment	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$5,884	$-	$5,884	$6,110	$-	$-	$6,110
Operating expenses	4,516	-	4,516	5,012	(281)	(120)	4,611

Operating income	1,368	-	1,368	1,098	281	120	1,499

Interest expense	(317)	-	(317)	(353)	-	-	(353)
Other income	21	-	21	76	-	-	76

Income before income	1,072	-	1,072	821	281	120	1,222
taxes Income tax expense	(338)	33	(305)	(268)	(108)	(41)	(417)

Net income	$734	$33	$767	$553	$173	$79	$805

Operating ratio	76.8%		76.8%	82.0%			75.5%
Basic earnings per share	$2.56		$2.67	$1.85			$2.71
Diluted earnings per share	$2.52		$2.63	$1.82			$2.65

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Revenues

Year ended December 31,	2003	2002	%Δ

Total revenues (millions)	$5,884	$6,110	(4%)
Rail freight:
Revenues (millions)	$5,694	$5,901	(4%)
RTMs (millions)	162,901	159,259	2%
Revenue/RTM (cents)	3.50	3.71	(6%)
Carloads (thousands)	4,177	4,153	1%
Revenue/Carload (dollars)	1,363	1,421	(4%)

Revenues for the year ended December 31, 2003 totaled $5,884 million compared to $6,110 million in 2002. The decrease of $226 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Partially offsetting these losses were increased intermodal, metals and minerals and petroleum and chemicals volumes. For 2003, revenue ton miles, measuring the volume of freight transported by the Company, increased by 2% relative to 2002. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 6% when compared to 2002, reflecting the higher Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2003	2002	%Δ

Revenues (millions)	$1,058	$1,102	(4%)
RTMs (millions)	30,901	30,006	3%
Revenue/RTM (cents)	3.42	3.67	(7%)

Revenues for the year ended December 31, 2003 decreased by $44 million, or 4%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for liquefied petroleum gas due to cold weather conditions at the beginning of 2003. Revenue per revenue ton mile decreased by 7% from 2002 due to the translation impact of the stronger Canadian dollar.

Metals and minerals

Year ended December 31,	2003	2002	%Δ

Revenues (millions)	$527	$521	1%
RTMs (millions)	13,876	13,505	3%
Revenue/RTM (cents)	3.80	3.86	(2%)

Revenues for the year ended December 31, 2003 increased by $6 million, or 1%, from 2002. The increase was due to improved market conditions and increased market share for steel in 2003 and new ore traffic which began in the second quarter of 2002 and the last quarter of 2003. These gains were largely offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar which was partially offset by a positive change in traffic mix.

Forest products

Year ended December 31,	2003	2002	%Δ

Revenues (millions)	$1,284	$1,323	(3%)
RTMs (millions)	34,516	33,551	3%
Revenue/RTM (cents)	3.72	3.94	(6%)

Revenues for the year ended December 31, 2003 decreased by $39 million, or 3%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by solid demand for lumber and pulp and paper. Revenue per revenue ton mile decreased by 6% from 2002 due to the translation impact of the stronger Canadian dollar which more than offset the continued improvement in pricing and a positive change in traffic mix.

Coal

Year ended December 31,	2003	2002	%Δ

Revenues (millions)	$261	$326	(20%)
RTMs (millions)	13,659	13,886	(2%)
Revenue/RTM (cents)	1.91	2.35	(19%)

Revenues for the year ended December 31, 2003 decreased by $65 million, or 20%, from 2002. The decrease was due to reduced coal production in western Canada, the translation impact of the stronger Canadian dollar and a metallurgical mine closure. Revenue per revenue ton mile decreased by 19% from 2002 mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Grain and fertilizers

Year ended December 31,	2003	2002	%Δ

Revenues (millions)	$938	$986	(5%)
RTMs (millions)	35,556	35,773	(1%)
Revenue/RTM (cents)	2.64	2.76	(4%)

Revenues for the year ended December 31, 2003 decreased by $48 million, or 5%, from 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a decrease in Canadian export wheat shipments due to the smaller 2002/2003

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Canadian crop. Partially offsetting these decreases were increased Canadian canola shipments and strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% from 2002 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Intermodal

Year ended December 31,	2003	2002	%Δ

Revenues (millions)	$1,101	$1,052	5%
RTMs (millions)	31,168	29,257	7%
Revenue/RTM (cents)	3.53	3.60	(2%)

Revenues for the year ended December 31, 2003 increased by $49 million, or 5%, from 2002. The increase was mainly due to increased import volumes, the higher fuel surcharge in 2003 to offset the significant increase in fuel costs and new traffic through the Port of Vancouver. Partially offsetting these gains was reduced traffic in the domestic segment due to the closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Automotive

Year ended December 31,	2003	2002	%Δ

Revenues (millions)	$525	$591	(11%)
RTMs (millions)	3,225	3,281	(2%)
Revenue/RTM (cents)	16.28	18.01	(10%)

Revenues for the year ended December 31, 2003 decreased by $66 million, or 11%, from 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 10% from 2002 mainly due to the translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Operating expenses

Operating expenses amounted to $4,516 million in 2003 compared to $5,012 million in 2002. The decrease was mainly due to the charges recorded in the fourth quarter of 2002 for personal injury and other claims and workforce reductions, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. Partly offsetting these decreases were higher casualty and other expenses and higher fuel costs.

In millions Year ended December 31,	2003		2002

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,929	32.8%	$2,069	33.9%
Purchased services and material	879	15.0%	908	14.9%
Depreciation and amortization	472	8.0%	499	8.1%
Fuel	471	8.0%	459	7.5%
Equipment rents	299	5.1%	353	5.8%
Casualty and other	466	7.9%	724	11.8%

Total	$4,516	76.8%	$5,012	82.0%

Labor and fringe benefits: Labor and fringe benefits expenses in 2003 decreased by $140 million, or 7%, as compared to 2002. The decrease was mainly due to the workforce reduction charge of $120 million recorded in the fourth quarter of 2002, the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets from 9% to 8%, partly offset the decrease.

In 2002, the Company had recorded a workforce reduction charge of $120 million in a renewed drive to improve productivity across all its corporate and operating functions. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement to be made to affected employees.

Purchased services and material: Purchased services and material expenses in 2003 decreased by $29 million, or 3%, as compared to 2002. The decrease was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs, etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar. Higher repair expenses for rolling stock partly offset the decrease.

Depreciation and amortization: Depreciation and amortization expenses in 2003 decreased by $27 million, or 5%, as compared to 2002,mainly due to the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense in 2003 increased by $12 million, or 3%, as compared to 2002. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, and higher volumes. These increases were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents in 2003 decreased by $54 million, or 15%, as compared to 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for freight cars and locomotives and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates.

Casualty and other: Casualty and other expenses in 2003 decreased by $258 million, or 36%, as compared to 2002, which included a fourth quarter charge of $281 million to increase the provision for U.S. personal injury and other claims. Excluding this charge, the increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase were lower travel-related expenses and lower provincial capital taxes.

Other

Interest expense: Interest expense decreased by $36 million to $317 million for the year ended December 31, 2003 as compared to 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and lower interest rates on new debt to replace matured debt.

Other income: In 2003, the Company recorded other income of $21 million compared to $76 million in 2002. The decrease was mainly due to lower right of way fees due to the termination of a contract in late 2002, lower income from the Company’s equity investments, and realized foreign exchange losses in 2003.

Income tax expense: The Company recorded income tax expense of $338 million for the year ended December 31, 2003 compared to $268 million in 2002. The effective tax rate for the year ended December 31, 2003 was 31.5% compared to 32.6% in 2002. The

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

decrease was mainly due to net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes of $44 million and lower corporate income tax rates in Canada. Partly offsetting the decrease was a $33 million deferred income tax expense recorded in the fourth quarter of 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario.

Summary of quarterly financial data - unaudited

In millions, except per share data

			2004				2003

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$1,736	$1,709	$1,665	$1,438	$1,512	$1,413	$1,463	$1,496
Operating income	$620	$609	$592	$409	$363	$329	$335	$341
Net income	$373	$367	$338	$219	$169	$208	$177	$180
Basic earnings per share	$1.31	$1.28	$1.19	$0.77	$0.60	$0.73	$0.62	$0.61
Diluted earnings per share	$1.28	$1.26	$1.17	$0.76	$0.59	$0.72	$0.61	$0.61
Dividend declared per share	$0.195	$0.195	$0.195	$0.195	$0.167	$0.167	$0.167	$0.167

The volume of goods and commodities transported by the Company during the year is influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

     The Company’s quarterly results include items that affect the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. First-quarter 2004 results were affected by the month-long CAW strike, which negatively impacted operating income and net income by $35 million and $24 million, respectively. Fourth-quarter 2003 included a deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also affecting comparability was the significant appreciation in the Canadian dollar relative to the U.S. dollar which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and resulted in a reduction in net income of approximately $45 million for 2004, particularly in the first quarter.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,139 million for the year ended December 31, 2004 compared to $1,500 million for 2003. Net cash receipts from customers and others were $6,501 million for the year ended December 31, 2004 compared to $6,022 million in 2003. In 2004, payments for employee services, suppliers and other expenses were $3,628 million, a decrease of $108 million when compared to 2003. Also consuming cash in 2004 were payments for interest, workforce reductions and personal injury and other claims of $282 million, $93 million and $106 million, respectively, compared to $327 million, $155 million and $126 million, respectively, in 2003. In 2004, pension contributions and payments for income taxes were $161 million and $92 million, respectively, compared to $92 million and $86 million, respectively, in 2003. The Company increased the level of accounts receivable sold under its accounts receivable securitization program by $12 million in 2004 and $132 million in 2003. Payments in 2005 for workforce reductions are expected to be $90 million while pension contributions are expected to be approximately $120 million.

     As at December 31, 2004, the Company had outstanding information technology service contracts of $18 million.

Investing activities: Cash used by investing activities in 2004 amounted to $2,411 million compared to $599 million in 2003. The Company’s investing activities in 2004 included $984 million related to the acquisition of BC Rail and $547 million related to the acquisition of GLT, net proceeds of $141 million from the EWS capital reorganization and $52 million from the sale of its Canac Inc. and Beltpack subsidiaries. Net capital expenditures for the year ended December 31, 2004 amounted to $1,072 million, an increase of $489 million over 2003, mainly resulting from the change in property capitalization. The following table details capital expenditures for 2004 and 2003.

In millions	Year ended December 31,	2004	2003

Rail infrastructure		$769	$373
Rolling stock		253	97
Information technology and other		210	160

		1,232	630
Less: capital leases		160	47

Net capital expenditures		$1,072	$583

The Company expects that its capital expenditures will increase in 2005 due to the acquisition of rolling stock and increased expenditures required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at December 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $194 million ($211 million at December 31, 2003).

Dividends: During 2004, the Company paid dividends totaling $222 million to its shareholders at the quarterly rate of $0.195 per share compared to $191 million at the rate of $0.167 per share, in 2003.

Free cash flow

The Company generated $1,025 million of free cash flow for the year ended December 31, 2004, compared to $578 million in 2003. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

In millions	Year ended December 31,	2004	2003

Cash provided from operating activities		$2,139	$1,500
Less:
Investing activities		(2,411)	(599)
Dividends paid		(222)	(191)

Cash provided (used) before financing activities		(494)	710

Adjustments:
Change in accounts receivable sold		(12)	(132)
Acquisition of BC Rail & GLT		1,531	-

Free cash flow		$1,025	$578

Financing activities: Cash provided from financing activities totaled $511 million for the year ended December 31, 2004 compared to cash used by financing activities of $605 million in 2003. In July 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In May 2003, the Company had repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In 2004 and 2003, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facility.

In 2004, the Company used $273 million to repurchase 4.0 million common shares under its current share repurchase program whereas in 2003, the Company used $656 million to repurchase the remaining 15.0 million common shares under its previous share repurchase program initiated in 2002.

During 2004, the Company recorded $160 million in capital lease obligations ($47 million in 2003) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005, which it intends to renew before such date. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels, with which the Company has been in compliance. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 at an average interest rate of 1.49% were entirely repaid in the first quarter of 2004. As at December 31, 2004, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$108 million) at an average interest rate of 2.77% and letters of credit drawn of $342 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. As the revolving credit facility will mature within the next twelve months and the refinancing has not been renegotiated, the outstanding balance of U.S.$211 million (Cdn$254 million) of commercial paper at an average interest rate of 2.37% has been included in the current portion of long-term debt at December 31, 2004. The Company had no commercial paper outstanding at December 31, 2003.

Shelf registration statement

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of BC Rail and GLT.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2004:

	Total	2005	2006	2007	2008	2009	2010 &
(In millions)							thereafter

Long-term debt obligations (a)	$4,403	$497	$308	$60	$207	$363	$2,968
Capital lease obligations (b)	1,103	113	106	130	52	93	609
Operating lease obligations	992	206	194	146	116	90	240
Purchase obligations (c)	212	191	10	5	3	3	-

Total obligations	$6,710	$1,007	$618	$341	$378	$549	$3,817

(a)	Presented net of unamortized discounts, of which $838 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $761 million which are included in “Capital lease obligations.”

(b)	Includes $342 million of imputed interest on capital leases at rates ranging from approximately 2.23% to 13.13% .

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2005 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

     On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

     On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets,” of the CICA. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s Annual Consolidated Financial Statements, is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

     As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

     On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of GLT’s assets acquired and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s Annual Consolidated Financial Statements, is subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

     The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and a note receivable of £23.9 million (Cdn$58 million) from EWS.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2004, pursuant to the agreement, $445 million had been sold compared to $448 million at December 31, 2003.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments and the nature of any recourse provisions are disclosed in Note 19 – Major commitments and contingencies of the Company’s Annual Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, in the fourth quarter of 2004, the Company did not enter into any swap positions on crude and heating oil. At December 31, 2004, the Company had hedged approximately 50% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

      Realized gains from the Company’s fuel hedging activities were $112 million, $49 million and $3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     As a result of fuel hedging activities, the Company had an unrealized gain of $92 million at December 31, 2004 compared to $38 million at December 31, 2003.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106% . The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004 and recorded the gain immediately into income, as a reduction of interest expense.

Common stock

Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2004, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

Outstanding share data

As at January 25, 2005, the Company had 283.1 million common shares outstanding.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures herein.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not changed any of these assumptions. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company’s personal injury expense in recent years. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Annual Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period.

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $23 million and the annual expense by approximately $8 million.

     In 2004, the Company’s expenses for personal injury and other claims, net of recoveries, were $149 million ($127 million in 2003 and $393 million in 2002) and payments for such items were $106 million ($126 million in 2003 and $156 million in 2002). As at December 31, 2004, the Company had aggregate reserves for personal injury and other claims of $642 million ($590 million at December 31, 2003).

Environmental claims

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property.

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

     At December 31, 2004, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2004, the Company’s expenses relating to environmental matters, net of recoveries, were $10 million ($6 million in both 2003 and 2002) and payments for such items were $8 million ($12 million in 2003 and $16 million in 2002). As at December 31, 2004, the Company had aggregate accruals for environmental costs of $113 million ($83 million as at December 31, 2003). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

     Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the STB. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

     A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $12 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2004, the Company conducted a comprehensive study for its Canadian properties and U.S. rolling stock and equipment. The study did not have a significant effect on depreciation expense.

     In 2004, the Company recorded total depreciation and amortization expense of $521 million ($478 million in 2003 and $506 million in 2002). At December 31, 2004, the Company had Properties of $16,688 million, net of accumulated depreciation of $6,448 million ($15,158 million in 2003, net of accumulated depreciation of $6,265 million).

Pensions and other post-retirement benefits

The Company accounts for pensions and other post-retirement benefits as required by CICA Handbook Section 3461, “Employee Future Benefits." Under this accounting standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The Company has various pension plans, however, the following description pertaining to pensions relates generally to the Company’s main pension plan, the CN Pension Plan.

     The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with CICA Handbook Section 3461, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

     The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 12 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 5.75%, based on bond yields prevailing at December 31, 2004, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point decrease in the discount rate would cause annual net periodic benefit cost to increase by approximately $33 million whereas a one-percentage-point increase would not have a material change in net periodic benefit cost as the Company amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries. During the last ten years ended December 31, 2004, the CN Pension Plan earned an annual average rate of return of 9.8% . The actual and market-related value rates of return on plan assets for the last five years were as follows:

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

Rates of return	2004	2003	2002	2001	2000

Actual	11.7%	9.6%	(0.3)%	(1.4)%	10.5%
Market-related value	6.3%	7.0%	7.4%	10.2%	13.7%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company had reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s view of long-term investment returns. The effect of this change in management’s assumption was to increase net periodic benefit cost in 2003 by approximately $50 million.

     Based on the fair value of the assets held as at December 31, 2004, the plan assets are comprised of 56% in Canadian and foreign equities, 34% in debt securities, 3% in real estate assets and 7% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

     The rate of compensation increase, 3.75% to determine both the benefit obligation and the net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 15% in the current year, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

     For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2003 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $120 million in each of 2005, 2006, and 2007 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans. The Canadian Institute of Actuaries (CIA) has adopted a new standard that will be used to calculate the values that pension plan members are entitled to receive on termination of employment. The new standard will impact the calculation of the pension plan liabilities under a solvency or wind-up scenario when the Company conducts an actuarial valuation for purposes of determining the funding position of the Company's Canadian pension plans. The standard is effective in February 2005 and may significantly impact future funding requirements.

     For pension, the Company recorded consolidated net periodic benefit cost of $22 million and $49 million in 2004 and 2003, respectively, and no net periodic benefit cost in 2002. Consolidated net periodic benefit cost for other post-retirement benefits was $29 million, $33 million, and $25 million in 2004, 2003, and 2002, respectively. At December 31, 2004, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $309 million ($164 million at December 31, 2003). In addition, at December 31, 2004, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation (APBO) were $13,137 million and $319 million, respectively ($12,020 million and $309 million at December 31, 2003).

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to guidance by the Financial Accounting Standards Board (FASB) in the United States, adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the APBO as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

     In 2004, with the acquisitions of GLT and BC Rail, the Company assumed two additional defined benefit plans. The following table provides the Company’s plan assets by category, benefit obligation at end of year and Company and employee contributions by major pension plan:

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

In millions	December 31, 2004	CN Pension Plan	BC Rail Pension Plan	US and Other Plans	Total

Plan assets by category
Equity securities		$6,812	$312	$105	$7,229
Debt securities		3,888	212	54	4,154
Real estate		348	16	1	365
Other		1,208	73	24	1,305

Total		$12,256	$613	$184	$13,053

Benefit obligation at end of year		$12,172	$626	$339	$13,137

Company contributions in 2004		$74	$20	$71	$165

Employee contributions in 2004		$55	$-	$-	$55

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2004, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

     The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and prepaid benefit cost for pensions. The reversal of temporary differences is expected at future-substantively enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $19 million in 2004. In the fourth quarter of 2003, the Company had recorded an increase of $33 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario.

     For the year ended December 31, 2004, the Company recorded total income tax expense of $631 million ($338 million in 2003 and $268 million in 2002) of which $401 million was for deferred income taxes ($232 million in 2003 and $156 million in 2002). The Company’s net deferred income tax liability at December 31, 2004 was $3,198 million ($3,240 million at December 31, 2003).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service, such as its acquisitions of BC Rail and the GLT carriers. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of January 2005, the Company has successfully negotiated four collective agreements with the CAW, retroactive to January 1, 2004,

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. Agreements were also reached with the Company’s Rail Traffic Controllers, Toronto Terminal employees and the Canadian Railway Police Association as well as a United Transportation Union (UTU) group that represents employees in the Company’s northern Quebec territory (CFIL). In addition, the Company has reached a tentative labor agreement with the United Steelworkers of America, representing approximately 2,250 track, bridges and structures employees, whose agreement also expired on December 31, 2003. The UTU, representing 2,520 brakemen and conductors, the Teamsters Canada Rail Conference (TCRC), which represents 1,750 locomotive engineers, and the 630-member International Brotherhood of Electrical Workers (IBEW), representing close to 40% of the unionized workforce in Canada, filed for conciliation in the fourth quarter and the negotiations have since been conducted with government assistance. On December 29, 2004, the Minister of Labour also referred to the Canadian Industrial Relations Board (CIRB) a question respecting the maintenance of essential services should there be a strike or lockout involving these groups. Until the Board renders its decision, the right to strike or lockout is suspended. In addition to the Board’s decision, at least 72 hours’ strike or lockout notice would be required prior to any legal strike or lockout.

     In the third quarter of 2004, the Company acquired BC Rail. At December 2004, the Company had reached implementing agreements for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements.

     In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW had rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and affected operating income by approximately $35 million in the first quarter of 2004. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts, or that such strikes or lockouts or the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and Wisconsin Central Transportation Corporation (WC), have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of January 2005, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, CCP and GLT, and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2005.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the STB (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

recommendations and the policy document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

     The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company's acquisition of these vessels should not be affected. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

     In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. Recent severe drought

Canadian National Railway Company
Management’s Discussion and Analysis	Canadian GAAP

conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the fourth quarter ending December 31, 2004, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s 2003 Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
January 25, 2005

Statement of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2005
(s) E. Hunter Harrison E. Hunter Harrison President and Chief Executive Officer

Statement of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2005
(s) Claude Mongeau Claude Mongeau Executive Vice-President and Chief Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 9, 2005	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary